PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

December 8, 2015

VIA OVERNIGHT DELIVERY

Mr. John C. Grosvenor
EVP, General Counsel and Corporate Secretary
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

      Re: <u>Notice of Shareholder Proposal Pursuant to Rule 14a-8</u>

Dear Mr. Grosvenor:

      I am submitting the attached shareholder proposal on behalf of the Financial Edge Fund, L.P. (the "Fund"), pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and ask that it be included in Banc of California, Inc.'s proxy statement for the 2016 Annual Meeting of Stockholders (the "Annual Meeting").

      I hereby certify to Banc of California, Inc. (the "Company"), on behalf of the Fund, that as of the date of this notice the Fund has continuously held at least $2,000 in market value of the Company's common stock, par value $0.01 per share (the "Common Stock"), for over one year. Attached hereto is a copy of the initial Schedule 13D filed on June 9, 2014 by the PL Capital Group (including the Fund), with respect to the Company, and all of the subsequent amendments to said Schedule 13D to date, which evidence the Fund's continuous ownership of Common Stock with a market value in excess of $2,000 for more than one year. I have also attached a tax lot appraisal from the Fund's prime broker, BNP Paribas Prime Brokerage, Inc., which further evidences the Fund's continuous ownership of the requisite amount of Common Stock for over one year.

      I also hereby certify on behalf of the Fund that (1) the Fund intends to continue to hold at least $2,000 worth of the Common Stock through the date of the Annual Meeting, and (2) a representative of the Fund will be present at the Annual Meeting to present the proposal.

      If the Company believes this notice is incomplete or otherwise deficient in any respect, please contact me immediately so that we may promptly address any alleged deficiencies. I can be reached at 973-539-5400 or rlashley@plcapitalllc.com.

I would be pleased to discuss this proposal with you. Should the board of directors of the Company decide to fully adopt the change before the Annual Meeting, I will ask that the proposal be withdrawn from consideration at the Annual Meeting.

Very truly yours,

Richard Lashley

Richard Lashley, Principal
PL Capital, LLC
General Partner, Financial Edge Fund, LP

Shareholder Proposal: Majority Voting

RESOLVED, that the stockholders of Banc of California, Inc. (the "Company") request that the Board of Directors initiate the appropriate process to amend the Company's charter and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of stockholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats up for election.

Supporting Statement

The PL Capital Group believes the Company's current plurality voting standard for director nominees is a fundamentally flawed system. It does not facilitate true corporate democracy, as it allows director nominees who receive even one affirmative vote to be elected in an uncontested election, regardless of the number of votes cast against (or withheld on) that nominee.

By contrast, a "majority voting" standard, in uncontested elections, ensures that a director nominee cannot be elected unless the nominee receives the affirmative vote of the majority of votes cast. This gives shareholders a real say in uncontested elections. If shareholders believe the director nominee has done (or in the case of a new nominee, will do) a good job representing the stockholders' interests, they will vote for the nominee, and vice versa. The PL Capital Group believes that a majority voting standard is an important corporate governance feature which empowers shareholders with the ability to remove poorly performing directors and increases the directors' accountability to the owners of the Company, its shareholders.

Majority voting has been adopted by many public companies, including over 80% of the companies in the S&P 500 Index. We urge the board of the Company to adopt this widely accepted and common sense standard for uncontested elections for directors. We believe that adopting a majority voting standard is particularly important because the Company does not permit proxy access or cumulative voting, and it has a staggered board.

The PL Capital Group is one of the largest stockholders of the Company. As of the date this proposal was submitted, we owned over 2.2 million shares of the Company.   We urge shareholders to join us in supporting this proposal.

Please vote FOR this proposal.

Global Taxlot Appraisal By Asset Class

				Local Currency			Reporting Currency						
Date Opened	Tax Term	Share Face	Orig Fx Rate	Unit Cost	Current Price	Market Value	Total Cost	Market Value	Price G/L	FX G/L	Total G/L	Accrued Interest	Pct Assets
BANC - BANC OF CALIFORNIA INC													
23-Apr-14	LT	12,500	1.00000	12.2715	14.4200	180,250.00	153,393.75	180,250.00	26,856.25	0.00	26,856.25	0.00	0.12
15-May-14	LT	28,000	1.00000	9.9870	14.4200	403,760.00	279,636.00	403,760.00	124,124.00	0.00	124,124.00	0.00	0.26
15-May-14	LT	12,500	1.00000	9.7808	14.4200	180,250.00	122,260.00	180,250.00	57,990.00	0.00	57,990.00	0.00	0.12
16-May-14	LT	83,500	1.00000	9.9531	14.4200	1,204,070.00	831,084.10	1,204,070.00	372,985.90	0.00	372,985.90	0.00	0.78
16-May-14	LT	16,768	1.00000	9.9406	14.4200	241,794.56	166,683.92	241,794.56	75,110.64	0.00	75,110.64	0.00	0.16
19-May-14	LT	91,000	1.00000	9.9518	14.4200	1,312,220.00	905,610.62	1,312,220.00	406,609.38	0.00	406,609.38	0.00	0.84
19-May-14	LT	33,000	1.00000	9.9503	14.4200	475,860.00	328,360.00	475,860.00	147,500.00	0.00	147,500.00	0.00	0.31
19-May-14	LT	1,400	1.00000	9.9571	14.4200	20,188.00	13,940.00	20,188.00	6,248.00	0.00	6,248.00	0.00	0.01
20-May-14	LT	125,000	1.00000	9.9701	14.4200	1,802,500.00	1,246,260.00	1,802,500.00	556,240.00	0.00	556,240.00	0.00	1.16
20-May-14	LT	3,400	1.00000	9.9429	14.4200	49,028.00	33,806.00	49,028.00	15,222.00	0.00	15,222.00	0.00	0.03
22-May-14	LT	286	1.00000	10.1548	14.4200	4,124.12	2,904.28	4,124.12	1,219.84	0.00	1,219.84	0.00	0.00
30-May-14	LT	257,000	1.00000	10.9030	14.4200	3,705,940.00	2,802,081.00	3,705,940.00	903,859.00	0.00	903,859.00	0.00	2.39
30-May-14	LT	65,000	1.00000	10.8824	14.4200	937,300.00	707,354.57	937,300.00	229,945.43	0.00	229,945.43	0.00	0.60
30-May-14	LT	52,000	1.00000	10.9002	14.4200	749,840.00	566,810.00	749,840.00	183,030.00	0.00	183,030.00	0.00	0.48
02-Jun-14	LT	19,000	1.00000	10.8978	14.4200	273,980.00	207,058.70	273,980.00	66,921.30	0.00	66,921.30	0.00	0.18
02-Jun-14	LT	3,000	1.00000	10.8533	14.4200	43,260.00	32,560.00	43,260.00	10,700.00	0.00	10,700.00	0.00	0.03
02-Jun-14	LT	400	1.00000	10.8650	14.4200	5,768.00	4,346.00	5,768.00	1,422.00	0.00	1,422.00	0.00	0.00
03-Jun-14	LT	91,000	1.00000	10.8508	14.4200	1,312,220.00	987,423.70	1,312,220.00	324,796.30	0.00	324,796.30	0.00	0.84
03-Jun-14	LT	3,000	1.00000	10.8533	14.4200	43,260.00	32,560.00	43,260.00	10,700.00	0.00	10,700.00	0.00	0.03
04-Jun-14	LT	60,000	1.00000	10.8515	14.4200	865,200.00	651,091.14	865,200.00	214,108.86	0.00	214,108.86	0.00	0.56
04-Jun-14	LT	5,861	1.00000	10.8517	14.4200	84,515.62	63,601.85	84,515.62	20,913.77	0.00	20,913.77	0.00	0.05
05-Jun-14	LT	14,000	1.00000	10.8696	14.4200	201,880.00	152,174.60	201,880.00	49,705.40	0.00	49,705.40	0.00	0.13
19-Jun-14	LT	10,000	1.00000	10.9150	14.4200	144,200.00	109,150.00	144,200.00	35,050.00	0.00	35,050.00	0.00	0.09
27-Jun-14	LT	29,000	1.00000	10.9503	14.4200	418,180.00	317,560.00	418,180.00	100,620.00	0.00	100,620.00	0.00	0.27
27-Jun-14	LT	400	1.00000	11.0150	14.4200	5,768.00	4,406.00	5,768.00	1,362.00	0.00	1,362.00	0.00	0.00
03-Jul-14	LT	5,174	1.00000	10.8150	14.4200	74,609.08	55,956.81	74,609.08	18,652.27	0.00	18,652.27	0.00	0.05
08-Jul-14	LT	39,000	1.00000	10.6403	14.4200	562,380.00	414,970.00	562,380.00	147,410.00	0.00	147,410.00	0.00	0.36
08-Jul-14	LT	133	1.00000	10.9459	14.4200	1,917.86	1,455.81	1,917.86	462.05	0.00	462.05	0.00	0.00
10-Jul-14	LT	15,000	1.00000	10.6007	14.4200	216,300.00	159,010.00	216,300.00	57,290.00	0.00	57,290.00	0.00	0.14
24-Aug-15	ST	8,587	1.00000	11.9150	14.4200	123,824.54	102,314.11	123,824.54	21,510.43	0.00	21,510.43	0.00	0.08
	BANC	**1,084,909**		**10.5592**		**15,644,387.78**	**11,455,822.96**	**15,644,387.78**	**4,188,564.82**	**0.00**	**4,188,564.82**	**0.00**	**10.07**

SC 13D 1 cg417.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box £.

1	NAME OF REPORTING PERSON **PL Capital, LLC**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) T (b) £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **1,563,564**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **1,563,564**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,563,564**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**				
14	TYPE OF REPORTING PERSON **OO**				

1	NAME OF REPORTING PERSON **Financial Edge Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) T (b) £
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **977,615**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **977,615**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **977,615**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **3.7%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **Financial Edge—Strategic Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **415,237**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **415,237**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **415,237**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.6%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **PL Capital/Focused Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) T (b) £
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **170,712**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **170,712**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **170,712**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.6%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **308,027**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **308,027**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **308,027**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, LLC**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **308,027**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **308,027**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **308,027**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**				
14	TYPE OF REPORTING PERSON **OO**				

1	NAME OF REPORTING PERSON **PL Capital Advisors, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **1,871,591**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **1,871,591**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,871,591**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.1%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **John W. Palmer**					
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) (b)	T £
3	SEC USE ONLY					
4	SOURCE OF FUNDS					
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**					
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**			
		8	SHARED VOTING POWER **1,871,591**			
		9	SOLE DISPOSITIVE POWER **0**			
		10	SHARED DISPOSITIVE POWER **1,871,591**			
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,871,591**					
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES					T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.1%**					
14	TYPE OF REPORTING PERSON **IN**					

1	NAME OF REPORTING PERSON **Richard J. Lashley**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **1,871,591**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **1,871,591**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,871,591**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.1%**				
14	TYPE OF REPORTING PERSON **IN**				

Item 1.   **Security and Issuer**

This initial Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Banc of California, Inc. (the "Company"). The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.   **Identity and Background**

This initial Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to herein as the "PL Capital Group." The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to this Schedule 13D.

- ● Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- ● Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- ● PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- ● PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- ● PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- ● Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- ● Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- ● John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(a)-(c)   This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)   shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)   shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 336, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)   During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.   **Source and Amount of Funds or Other Consideration**

In aggregate, the PL Capital Group owns 1,871,591 shares of Common Stock of the Company acquired at an aggregate cost of $19,699,050.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, the Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP each have margin loans from BNP Paribas secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 977,615 shares of Common Stock it holds in its name is $10,291,014. Such funds were provided from Financial Edge Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 415,237 shares of Common Stock it holds in its name is $4,394,835. Such funds were provided from Financial Edge Strategic's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 170,712 shares of Common Stock it holds in its name is $1,777,686. Such funds were provided from Focused Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 308,027 shares of Common Stock it holds in its name is $3,235,515. Such funds were provided from Goodbody/PL LP's available capital and from time to time by margin loans provided by BNP Paribas.

Item 4.   Purpose of Transaction

This is the PL Capital Group's initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 7.1% of the Company's Common Stock, based upon the Company's outstanding shares as of May 21, 2014. The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued. The PL Capital Group also has significant concerns and questions about the Company's corporate governance, operating performance, financial projections and compensation plans. PL Capital Group's intent is to engage in a dialogue with the management and board of the Company to address these concerns and questions. If needed, the PL Capital Group will assert its stockholder rights.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 2 to this Schedule 13D.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group's aggregate holdings above 9.999% of the Company's outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.   **Interest in Securities of the Company**

The percentages used in this Schedule 13D are calculated based upon 26,393,622 outstanding shares of Common Stock as of May 21, 2014. This amount is based upon the number of outstanding shares reported as of April 30, 2014, in the Company's Quarterly Report on Form 10-Q filed on May 9, 2014 (20,471,122 shares, including voting and non-voting common shares) plus the number of common shares sold in the Company's most recent capital raise (5,922,500) as reported on the Company's Current Report on Form 8-K filed May 21, 2014. The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company's Tangible Equity Units (TEUs) which were issued by the Company in May 2014.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)   Financial Edge Fund

(a)-(b)   See cover page.

(c)   Financial Edge Fund made the following purchases (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
04/23/2014	12,500	$12.26	Open Market Purchase
05/15/2014	28,000	$9.97	Open Market Purchase
05/15/2014	12,500	$9.78	Open Market Purchase
05/16/2014	83,500	$9.94	Open Market Purchase
05/16/2014	16,768	$9.90	Open Market Purchase
05/19/2014	91,000	$9.94	Open Market Purchase
05/19/2014	33,000	$9.90	Open Market Purchase
05/19/2014	1,400	$9.90	Open Market Purchase
05/20/2014	125,000	$9.92	Open Market Purchase
05/20/2014	3,400	$9.90	Open Market Purchase
05/22/2014	286	$9.98	Open Market Purchase
05/30/2014	65,000	$10.87	Open Market Purchase
05/30/2014	257,000	$10.85	Open Market Purchase
05/30/2014	52,000	$10.86	Open Market Purchase
06/02/2014	19,000	$10.85	Open Market Purchase
06/02/2014	3,000	$10.80	Open Market Purchase
06/02/2014	400	$10.80	Open Market Purchase
06/03/2014	3,000	$10.80	Open Market Purchase
06/03/2014	91,000	$10.80	Open Market Purchase
06/04/2014	60,000	$10.84	Open Market Purchase
06/04/2014	5,861	$10.80	Open Market Purchase
06/05/2014	14,000	$10.82	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

(a)-(b)   See cover page.

(c)   Financial Edge Strategic made the following purchases (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
04/23/2014	12,500	$12.26	Open Market Purchase
05/15/2014	4,000	$9.97	Open Market Purchase
05/15/2014	5,000	$9.78	Open Market Purchase
05/16/2014	32,152	$9.94	Open Market Purchase
05/16/2014	6,797	$9.90	Open Market Purchase
05/19/2014	36,900	$9.94	Open Market Purchase
05/19/2014	13,900	$9.90	Open Market Purchase
05/20/2014	31,651	$9.90	Open Market Purchase
05/20/2014	21,500	$9.90	Open Market Purchase
05/30/2014	35,000	$10.87	Open Market Purchase
05/30/2014	116,000	$10.85	Open Market Purchase
05/30/2014	21,000	$10.86	Open Market Purchase
06/02/2014	9,000	$10.85	Open Market Purchase
06/02/2014	1,200	$10.80	Open Market Purchase
06/03/2014	38,000	$10.80	Open Market Purchase
06/04/2014	24,137	$10.84	Open Market Purchase
06/05/2014	6,500	$10.82	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)   Focused Fund

(a)-(b)   See cover page.

(c)   Focused Fund made the following purchases (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
05/15/2014	5,300	$9.97	Open Market Purchase
05/15/2014	3,000	$9.78	Open Market Purchase
05/16/2014	15,700	$9.94	Open Market Purchase
05/16/2014	3,158	$9.90	Open Market Purchase
05/19/2014	17,540	$9.94	Open Market Purchase
05/19/2014	6,200	$9.90	Open Market Purchase
05/19/2014	8,405	$9.90	Open Market Purchase
05/20/2014	16,930	$9.91	Open Market Purchase
05/20/2014	8,400	$9.90	Open Market Purchase
05/30/2014	12,044	$10.87	Open Market Purchase
05/30/2014	25,349	$10.85	Open Market Purchase
05/30/2014	10,000	$10.86	Open Market Purchase
06/02/2014	2,500	$10.85	Open Market Purchase
06/02/2014	600	$10.80	Open Market Purchase
06/03/2014	15,496	$10.80	Open Market Purchase
06/04/2014	12,000	$10.84	Open Market Purchase
06/04/2014	4,600	$10.80	Open Market Purchase
06/05/2014	3,490	$10.81	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)   Goodbody/PL LP

(a)-(b)   See cover page.

(c)   Goodbody/PL LP made the following purchases (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
05/15/2014	12,700	$9.97	Open Market Purchase
05/15/2014	4,500	$9.78	Open Market Purchase
05/16/2014	13,900	$9.94	Open Market Purchase
05/16/2014	6,900	$9.90	Open Market Purchase
05/16/2014	2,900	$9.90	Open Market Purchase
05/16/2014	5,277	$9.90	Open Market Purchase
705/19/2014	29,000	$9.94	Open Market Purchase
05/19/2014	11,000	$9.90	Open Market Purchase
05/20/2014	40,100	$9.92	Open Market Purchase
05/30/2014	22,000	$10.87	Open Market Purchase
05/30/2014	87,000	$10.85	Open Market Purchase
05/30/2014	17,000	$10.86	Open Market Purchase
06/02/2014	4,500	$10.85	Open Market Purchase
06/02/2014	1,011	$10.80	Open Market Purchase
06/03/2014	13,400	$10.80	Open Market Purchase
06/03/2014	12,600	$10.80	Open Market Purchase
06/04/2014	19,000	$10.84	Open Market Purchase
06/05/2014	5,239	$10.82	Open Market Purchase

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)   PL Capital

   (a)-(b)   See cover page.

   (c)   PL Capital has made no purchases or sales of Common Stock directly.

   (d)   PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)   PL Capital Advisors

   (a)-(b)   See cover page.

(c)   PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)   PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)   Goodbody/PL LLC

(a)-(b)   See cover page.

(c)   Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

(a)-(b)   See cover page.

(c)   Mr. Palmer did not purchase or sell shares of Common Stock during the past 60 days.

(I)   Richard J. Lashley

(a)-(b)   See cover page.

(c)   Mr. Lashley did not purchase or sell shares of Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as <u>Exhibit 1</u> to this Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.   **Material to be Filed as Exhibits**

<u>Exhibit No.</u>	<u>Description</u>
1	Joint Filing Agreement
2	Letter to Mr. Sugarman dated June 6, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2014

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, L.P.

By: GOODBODY/PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL ADVISORS, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

By: /s/ John W. Palmer
           John W. Palmer

By: /s/ Richard J. Lashley
           Richard J. Lashley

EX-1 2 cg417a.htm

EXHIBIT 1

JOINT FILING AGREEMENT

            Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: June 6, 2014

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By: PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By: PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

GOODBODY/PL CAPITAL, L.P.

By: GOODBODY/PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL ADVISORS, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

By: /s/ John W. Palmer
           John W. Palmer

By: /s/ Richard J. Lashley
           Richard J. Lashley

2

EX-2 3 cg417b.htm

EXHIBIT 2

June 6, 2014

Mr. Steven Sugarman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman:

I recently attended the Banc of California Investor Day at the NYSE, during which I asked you a number of questions about Banc of California (the "Company") and your compensation. For the most part, you were unable to adequately address the majority of questions I asked. You also became so flustered and frustrated that you attempted to make it seem that I did not have any basis for my line of questioning.

The decision on your part to attempt to belittle me and my questions was inappropriate in any setting, but even more so in this instance because you had no idea who I was. In fact, my firm is the Company's largest common shareholder. PL Capital also supported the Company in prior years by buying material positions in the BANCP and BANCL initial public offerings.

With regard to my personal background and expertise, I have 30 years of experience in the banking industry, as a CPA (KPMG), M&A advisor, board member of numerous banks and as an institutional investor.

You should also know that PL Capital does not countenance poor corporate governance or stewardship in the banks in which we invest.

You and I did not get off to a good start. Let's work to have a more productive dialogue going forward.

Let me try again.

1.   Stock Appreciation Rights (SARs):

- ●   You were granted 500,000 SARs at a strike price of $12.12, in 2012, when you became co-CEO. I mentioned during the Q&A at the Investor Day meeting that this initial grant was reasonable.

- ●   Your SAR agreement grants you additional SARs any time the Company issues more shares (e.g. in a capital raise, M&A transaction or an issuance due to benefit plans) at the then current market price (allowing you to average down when the Company issues additional stock at lower prices than previous capital raises). I question the reasonableness of that feature.

1

- The number of additional SARs you receive each time stock is issued, is approximately 4.2% of every stock issuance.

- This material source of shareholder dilution does not appear to be disclosed in your most recent prospectus supplements for the common stock and Tangible Equity Unit ("TEU") capital raises or prior 33 Act filings, and is poorly disclosed in the Company's 34 Act filings.

- Due to the large number of capital raises since you became CEO, you have been granted approximately 900 thousand additional SARs at various prices, including 552 thousand SARs at $10.09 due to the most recent capital raises. You will get more SARs when Oaktree and Patriot make their investments.

- You now own approximately 1.4 million SARs.

- You receive dividends on SARs, as if you owned the stock, an unusual feature for a SAR plan.

- You receive dividends on both vested and **unvested** SARs. I do not believe you should receive dividends on any SARs (or options), no less on unvested SARs.

- You claimed at last week's Investor Day that you waived your right to dividends on the 300 thousand SARs you received in connection with the most recent TEU capital raise—a fact that was not disclosed in your most recent Form 4 or other filings that I noticed—so you apparently get dividends on approximately 1.1 million SARs.

- At the current annual dividend rate of $0.48, that is approximately $525 thousand per year of additional compensation to you.

- The most recent 10-K (footnote 16) states that "on December 13, 2013 the Company converted all outstanding SARs to stock options with the same terms absent an ability to settle in cash." The same 10-K discloses in the Statement of Shareholders' Equity a "Conversion of stock appreciation rights to stock options" along with a $1.433 million entry for such conversion.

- You may recall challenging me in the Investor Day Q&A over this disclosure, which I claimed was in the Company's filings, but you claimed was not.

- If the SARs are and always were SARs (as you insisted they were at the Investor Day Q&A), then why does the Company's 10-K filing say "all SARs were converted to stock options"?

- So again I ask, are the SARs still SARs (thereby presumably subject to your original 2012 SAR agreement) or are they options, subject to the 2013 stock option plan approved by shareholders?

- If the SARs are subject to the 2013 stock option plan, that plan does not appear to allow dividends to be paid on options or SARs.

- Regardless of whether they are SARs or options now, are the additional SAR grants made since the option plan was approved in July 2013 considered a reduction of the total options available for grant under that plan?

- At the Investor Day, I asked this question of Mr. Grosvenor, the Company's General Counsel (who was reasonable and helpful in trying to answer my questions). He was not sure if the post July 2013 SAR grants were deducted from the total options available for the grant.

2

- Footnote 16 of the 10-K also discloses the assumptions used to estimate the fair value of these SARs for purposes of accounting for the cost and disclosing your compensation in the proxy. Most notably, in my view, the Company used only 2.6 years for the expected term of the SARs (thereby reducing the expense, which increased 2013 net income; as well as reducing the amount of your compensation disclosed in the proxy). Using that short of a period is surprising given that in most instances you do not have to exercise the SARs until August 2022, even if you leave the Company.

- The use of a 2.6 year expected term to "calculate the fair values of the stock options that were previously SARs as of December 13, 2013" (see Footnote 16 of the 10-K) appears to understate the expected term because, as noted above, the SARs do not expire until August 2022 in most instances, even if you leave the Company.

- Does this mean the income statement and other parts of the 2013 GAAP and regulatory financial statements are misstated?

- I also told Mr. Grosvenor that in many instances your Form 4, the 10-K and the proxy disclosed different exercise prices for your SARs. While the amounts are not material, having any differences cast doubt on the accuracy of the Company's financial statements as a whole and the internal controls over reporting, at a time when the Company has been juggling multiple acquisitions and tremendous expansion.

- Does the Company need to restate and refile its regulatory and SEC filings because of these issues?

- Given the seriousness of that potential, I am requesting that the entire board of directors receive this letter so that members of the various committees (audit, compensation, governance, etc.) are aware of these issues. Please ensure that they receive this letter on a timely basis.

- At the Investor Day meeting I asked why you were granted additional SARs for the TEUs in an amount, and conversion price, which appeared to be based on the lowest possible conversion price ($9.78), rather than the potentially higher price ($11.25) when the TEUs settle. You were unable to answer the question and you claimed "[I was] wrong." I have since discovered part of the answer myself. In footnote (2) to your most recent Form 4 it states: "the number of shares underlying these SARs is subject to adjustment and therefore certain of these SARS are subject to forfeiture." However, that does not answer whether the exercise price of $9.78 will be adjusted, as well, at settlement if the TEU conversion price is higher than $9.78. Rather than attacking my question as you did, if you did not know the answer you should have said "that does not sound right (i.e. getting the lower conversion price) and if it is that way we will fix it."

- Why did the Board of Directors grant you such a generous SAR plan in the first place?

- Now that you are sole CEO and have reached the goal of getting the Company to $5 billion in assets, it is time for you to unilaterally give up the right to any additional SARs in the future. If you won't do it willingly, the board should.

- It is time for you to give up the dividend rights on all SARs so that your primary incentive is to create upside value for shareholders. If you won't do it, the board should.

- Taking such actions would build tremendous goodwill with my firm and other shareholders.

3

2.   <u>Warrants:</u>

- In connection with the 2010 recapitalization, your firm COR Advisors LLC received 1.36 million warrants to purchase stock at $11.00 per share.

- The warrants expire five years from the vesting date(s).

- At some point your living trust received 960,000 of those warrants from COR (per your most recent Form 4).

- I cannot comment on the propriety of the original warrant grant, but I assume it was the product of an arms-length negotiation, for the fair value of the services COR Advisors provided to the Company.

- My only question is whether the warrants are entitled to anti-dilution adjustments for normal dividends. Section 4(c) (*Anti-Dilution Adjustments*) of the November 2010 Warrant Agreement states that the exercise price is to be adjusted for distributions to all holders of Common Stock ("***including cash, and including ordinary cash dividends"***).

- None of the Form 4s, proxy filings or 34 Act filings appear to mention this feature, so it's unclear to me whether you (and Mr. Seabold) are entitled to these adjustments.

- I never got a chance to ask you this question because you shut down the Investor Day Q&A before I was able to ask. I did subsequently ask Mr. Grosvenor this question. He did not believe the warrants had such a feature, but agreed that the agreement does say that, after I showed him a copy of the section cited above.

- Please clarify this issue, and if needed, amend your Form 4 and related SEC filings.

3.   <u>2013 Option Plan:</u>

- At the July 16, 2013 Annual Meeting, the Company submitted the 2013 Omnibus Stock Incentive Plan (the "Plan") to shareholders for approval.

- The Plan:

  o Truncates the 2011 Option Plan by not allowing any more grants under that plan (except to the extent of forfeitures and certain other events).

  o Provides for shares of common stock available under the Plan equal to 20% of the *then outstanding shares* of common stock. In other words, this is an evergreen plan that constantly increases the number of available shares to 20% of the "then" outstanding shares. So any additional common shares issued due to capital raises or M&A results in an automatic increase (up to 20% of the then outstanding shares).

  o Provides that grants may be made in options, SARs, restricted stock and other forms of stock based awards.

- I have 4 major concerns about the Plan:

  (1) 20% is too large—it should have been no more than 5-8%, in line with peers.

  (2) The evergreen feature is abusive and provides an incentive (or at least no disincentive) to issue more shares, regardless of price.

4

(3) The vast majority of current (and future) shareholders never approved this Plan, yet they will have to live with its ramifications and dilution. The Plan was approved by only a relatively small number of shares. The July 2013 FOR votes were 4.647 million, only 41% of the record date holders as of June 2013, and a fraction (18%) of the current shareholder base of approximately 26 million shares (soon to be an even smaller %, when approximately 35 million shares will be outstanding after the announced capital raises are done and the TEUs are settled).

(4) the Plan's size and evergreen feature is a material source of future dilution, yet I found no disclosures of the Plan (other than by incorporation by reference to other filings) in the November 2013 shelf filing or the most recent prospectus supplements—I find it hard to believe that the investors who subscribed for the most recent capital raise(s) understood the existence or magnitude of the Plan.

- I strongly believe that a resubmission of the Plan to shareholders is appropriate.

- I recommend that a more reasonable plan (smaller size, no evergreen) be submitted for a vote.

- If the Board still feels the current Plan features are appropriate, that Plan should be resubmitted as is for shareholder approval.

- Resubmitting the Plan to shareholders is the right thing to do, and would build credibility and goodwill with your new, and old, shareholders, as well as ISS and others.

- The shelf filing and future prospectus supplements should be amended to reflect the Plan and its potential material dilution (arguably, it should be listed as a risk factor, as well).

4.   Bonus/Annual Incentive Calculations and Payments:

- Your annual bonus target is 50% of salary, as specified in your 8-21-12 employment agreement, although it adds that the actual bonus could be higher or lower than the target bonus.

- Other senior executives also have bonus targets as specified in their employment agreements.

- Your employment agreement states that "in no event shall the Annual Bonus be less than 10% of the EBITDA resulting from the Company's subsidiaries which are not depository institutions." At the Investor Day, Mr. Grosvenor explained to me that the "10% EBITDA" language was an appropriate incentive at the time you were hired as Co-CEO because your charge was to grow the non-depository institutions side of the business, which makes sense. I told him, however, that it no longer makes sense now that you are sole CEO responsible for the entire Company. He was not aware of which subsidiaries (or business lines, if any) went into that calculation and I found no relevant disclosures in the proxy either. He did not believe that the mortgage company was included, nor CS Financial.

- Your employment agreement also states that your annual bonus "shall be based on the attainment of *performance objectives* to be established by the Board or the Compensation Committee of the Board." (bold italics added)

5

- Your base salary in 2013 was $600,000, therefore your target bonus was (50% x $600,000) = $300,000.

- The actual bonus you received for 2013 was $750,000 (125% of base salary vs the target bonus of 50% of base salary).

- Contrary to the requirement noted above that the annual bonus should be based upon *performance objectives*, the most recent proxy states that the "above target" bonus award in 2013 was based upon "a holistic view of the success of each executive in achieving objectives for their respective functional area, as well as contractual terms."

- The prior year's proxy had similar "holistic" language.

- How is the Board able to justify the use of "holistic" criteria when the vast majority of companies utilize objective performance criteria for at least a substantial portion of bonus targets and calculations?

- Why didn't the Board use performance objectives as required by your employment agreement?

- How did the Board decide that in 2013 an "above target" bonus of 125% of base salary was appropriate? 2013 was a year in which the Company's earnings were negligible and tangible book value declined; most certainly not an "above target" year. I understand that substantial progress was made in building out the franchise, but it was not without significant pain and dilution for shareholders.

- The 10% EBITDA portion of the bonus should be removed now that you are sole CEO.

- If you and the Board insist on keeping this feature, the Company should disclose which subsidiaries (and business lines, if any) are included and how the formula is calculated.

- Performance criteria should be adopted for 2014 and beyond. The criteria should be tied to objective, specific criteria, such as achievement of the goals that you laid out as long term goals in the Investor Day presentation (see Section 7 below). You claimed that those goals were "minimum" goals that "should be achieved in 2015" so you and other executives should have no problem tying annual bonuses in large part to such criteria. My firm would support such an incentive plan.

5.   Banco Popular Transaction Metrics:

- The April 23, 2014 presentation accompanying the announcement of the Banco Popular ("BP") transaction stated that the transaction would have a "+30% IRR" and be "+20% accretive to year one" EPS.

- At the Investor Day I asked you whether those metrics made sense now that the capital raise was done at a lower price and in a larger amount than most observers expected.

- I suggested that a more realistic view was that the BP transaction and the attendant capital raise(s) resulted in a more pedestrian ROE (not IRR) of 6-8% (using a "with and without" method).

- I asked you to bridge that gap between 30% IRR and my 6-8% ROE (acknowledging that part of it was due to my inclusion of the entire capital raise against the BP transaction on the theory that you would not have done the capital raises but for the BP transaction---or at least not at those prices, I presume).

6

- ● You basically said I don't understand the math because I was ignoring the "terminal value" of the BP assets/liabilities. I acknowledged that the IRR was a different calculation but noted that the best estimate of terminal value today was what the Company just paid for the BP assets and liabilities because they were purchased at an auction, presumably at fair value, and I did not see a realistic scenario where the terminal value would improve so much to generate a 30% IRR over the life of the investment.

- ● Either you or Mr. Nicolas said at some point that the IRRs and EPS accretion numbers were going to be recalculated and reissued in Q2, now that the capital costs are known. I look forward to reviewing that disclosure.

- ● The pricing and size of the capital raise(s) was disappointing and unexpected.

- ● Any investor who listened to your conference calls announcing the BP transaction (April 23, 2014) and/or the Q1 2014 earnings call (May 9, 2014) would have expected a smaller capital raise and a higher price. For example, on those calls:

    - o One analyst on the April 23 call suggested that the EPS accretion for BP implied a "15% or so increase in share count" and you did not rebut that in your answer (in fact, the capital raise will end up being a 75% increase)

    - o On the April 23 call you stated that the capital ratios pre and post-close would be similar, implying an approximately $60 million cap raise, not the ~$160 million actual raise

    - o On the May 9 call you stated that the "key capital metrics post-closing would be maintained," implying an approximately $60 million cap raise, not the ~$160 million actual raise

    - o On the May 9 call you stated that "we remain alert to opportunities to raise capital under favorable terms when needed" implying that the need for additional capital to close the BP transaction was discretionary and opportunistic, not mandatory

    - o On the May 9 call you stated that the BP transaction was structured with walkaways and financing contingencies that ensured that the Company " was not hostage to capital markets" and that "we don't have any sort of gun to our head on the capital side because we have the additional protection and the risk lowering potential of a financing contingency all the way through September 30"

- ● The larger point of all this is your, and the Board's, stewardship over capital.

7

●   You cannot claim high returns from an acquisition if you immediately go out and dilute shareholders with a substantial capital raise below tangible book value, below the Company's cost of capital and well below what you apparently think the business is worth (as implied by the performance goals you projected: 1.00% ROA and 15% ROE, as noted in section 7 below). Let's assume your 1.00% ROA forecast is correct. That is ~$50 million of net income. Let's assume that $11 million (1.00% of the BP assets) is due to BP, leaving $39 million of net income for the rest of the Company. The Company had approximately 20 million shares prior to this round of capital raises, so that implies you believe the Company was on the verge of earning ($39 mil/20 mil shares)=$1.95 per share in the near future (2015 by your own disclosure). So that means you sold stock in this capital raise at 5x 2015 earnings. Even if I ascribe the 1.00% ROA to the entire, post-BP Company, your long term goals imply that you believe the Company will earn approximately $1.40 in 2015 ($50 mil/~35 mil shares including the TEU shares). So on that basis, you just sold stock at 7x 2015 earnings.

●   The handling of the most recent capital raise, and from what I hear from other investors, the previous capital raises, indicates poor stewardship of capital on your and the Boards' part.

6.   Holding Company Cash Flows/Expenses:

●   At the Investor Day I asked you what the Company's plans were to cover the holding company's cash flow requirements and expenses. I noted that the holding company's common dividends, preferred dividends, debt payments and operating expenses were likely to be in the range of $35 to $42 million per annum in 2014 and beyond. Mr. Nicolas confirmed that my estimate was correct.

●   I noted that the 2015 analyst estimates would imply net income substantially below $35 to $42 million. You stated that the Company would earn more than those amounts (see Section 7).

●   I questioned what contingency plans the Company had to service holding company obligations "if the analysts are correct and you are wrong." Not to mention, what are the Company's plans to service the holding company even if you hit your net income targets, but the regulators do not permit the bank to pay a dividend to the holding company?

●   I noted that the footnotes to the 12-31-13 financial statements disclosed that the holding company had $25 million in cash and I inquired as to how much capital from the most recent capital raises was being retained at the holding company to cover these expenses.

●   You were unable to answer the question fully and I await an answer.

●   Perhaps you can discuss this issue in the Q2 EPS release, conference call and 10-Q.

7.   Long Term Goals:

●   In the Investor Day presentation you disclosed goals for the consolidated Company, as well as the bank and the mortgage company.

8

- The financial targets below were listed on a page entitled "Our Plan for 2014" but in your verbal remarks you said they were "minimum" goals for 2015. The consolidated goals are:

    o >1.0% ROA

    o >15% ROAE

    o 70-75% Efficiency Ratio

    o 3.75%-4.00% Net Interest Margin

- There was a substantial amount of questions and dialogue on these numbers during the Q&A, which was helpful. You had trouble convincing me, and I believe some of the other attendees, that the ROA/ROAE numbers made sense relative to the Efficiency Ratio.

- First, let me say that I am very pleased to see you and the Company put out specific goals. If the Company achieves those goals, it will be notable and impressive. BANC will be a high performing company and shareholders, including PL Capital, will be pleased.

- Achievement of these performance goals will also go a long way towards rebuilding your credibility with my firm, other shareholders and analysts, particularly if you combine it with a revised corporate governance profile and compensation structure that is more transparent and shareholder friendly.

8.   Loans Held For Sale/Disclosure Issue:

- During the Investor Day presentation you stated that the Loans Held for Sale ("LHS") had $30 to $40 million of imbedded gain on sale in them.

- One, why wasn't the capital raise throttled back if you have that level of gain coming in Q2 or Q3?

- Two, I see no disclosure of that unrealized gain in the Loans Held for Sale in the Q1 2014 financial statements or 10-Q disclosures.

- The 3-31-14 10-Q contains two categories of Loans Held for Sale. One is LHS at Fair Value for $169 million and the other is LHS at the Lower of Cost or Fair Value for $831 million. My understanding is the $30 to $40 million of imbedded unrealized gain is in the Lower of Cost or Fair Value bucket.

- The fair value footnote combines the two buckets above and discloses LHS with a carrying value of $1.00 billion and a fair value of $1.00 billion.

- Unless the entire imbedded unrealized gain arose after 3-31-14, I am not sure why this was not properly disclosed at 3-31-14, or more recently in the prospectus supplements for the most recent capital raises.

9.   Other Corporate Governance Concerns:

- ISS RiskMetrics Corporate Governance Score for Banc of California is 10, meaning ISS ranks the Company in the lowest decile for corporate governance.

- ISS's most recent analysis for the 2014 Annual Meeting cited concerns over the size of the 2013 Stock Option Plan (see section 3 above).

- ISS's most recent analysis for the 2014 Annual Meeting also cited concerns over the Company's significant increase in authorized shares without prior, or subsequent, shareholder approval.

9

- I agree with ISS. The Company should resubmit the authorized share issuance to a vote of shareholders at the next Annual Meeting. I recommend that a much lower share limit should be authorized. I recommend 50 million shares.

- I am also concerned about the significant amount of related party transactions engaged in by you, your family and other related parties (e.g. as outlined in the most recent 10-K and proxy including the purchase of CS Financial which was an entity controlled by Mr. Seabold and individuals related to you; the unusual transactions among various Sugarman related parties relating to allocation of the CS Financial purchase consideration; the consulting payments to Jason Sugarman; Mr. Seabold's previous management agreement while he was on the Board; etc.) . I understand that independent members of the Board reviewed and approved them but the issue is not mooted by that form because the substance, and taint, remains.

- Related party transactions should be avoided going forward.

As you can see, I have substantial concerns and questions about Banc of California, actions taken by the board, and you. I am sure some of these can be addressed by providing me with additional information. The more substantive concerns about performance, compensation practices and corporate governance will require changes by the Company, the Board and you. Performance and corrective actions will go a long way to addressing my concerns.

You should realize that my concerns are echoed by other investors and analysts. This is not just a PL Capital issue for you and the Board to address.

You, the Board, the management team and staff have built a substantial company in a short period of time and should be congratulated for that. However, you may lose the confidence of your entire shareholder base if you and the Company do not deliver soon on your promises.

I have raised a significant number of issues in this letter. Please let me know how you would like to proceed on addressing these issues. I look forward to hearing from you. I can be reached at 973-539-5400.

Please note that this letter will be attached as an exhibit to PL Capital's initial Schedule 13D filing, as required.

10

Please ensure that this letter is provided to the entire Board of Directors of the Company.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

cc: Mr. Chad Brownstein, Lead Director, Board of Directors, Banc of California

11

SC 13D/A 1 v382988_sc13da.htm SC 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box £.

1	NAME OF REPORTING PERSON **PL Capital, LLC**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **1,638,649**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **1,638,649**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,638,649**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **6.2%**		
14	TYPE OF REPORTING PERSON **OO**		

1	NAME OF REPORTING PERSON **Financial Edge Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **1,017,015**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **1,017,015**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,017,015**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **3.9%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **Financial Edge—Strategic Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **426,934**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **426,934**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **426,934**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.6%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **PL Capital/Focused Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **194,700**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **194,700**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **194,700**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.7%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **318,027**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **318,027**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **318,027**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, LLC**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **318,027**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **318,027**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **318,027**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**		
14	TYPE OF REPORTING PERSON **OO**		

CUSIP No. 05990K106

1	NAME OF REPORTING PERSON **PL Capital Advisors, LLC**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **1,956,676**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **1,956,676**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,956,676**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.4%**		
14	TYPE OF REPORTING PERSON **OO**		

1	NAME OF REPORTING PERSON **John W. Palmer**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **500**
	8	SHARED VOTING POWER **1,956,676**
	9	SOLE DISPOSITIVE POWER **500**
	10	SHARED DISPOSITIVE POWER **1,956,676**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,957,176**	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.4%**	
14	TYPE OF REPORTING PERSON **IN**	

CUSIP No. 05990K106

Page 10 of 20 Pages

1	NAME OF REPORTING PERSON **Richard J. Lashley**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) ¨
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **10,000**	
	8	SHARED VOTING POWER **1,956,676**	
	9	SOLE DISPOSITIVE POWER **10,000**	
	10	SHARED DISPOSITIVE POWER **1,956,676**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,966,676**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		x
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.5%**		
14	TYPE OF REPORTING PERSON **IN**		

Item 1.   **Security and Issuer**

          This amended Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Banc of California, Inc. (the "Company"). The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.   **Identity and Background**

          This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to herein as the "PL Capital Group." The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

- Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual; and

- Richard J. Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual.

(a)-(c) This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)   shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)   shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3)   shares of Common Stock held by Mr. Palmer as an individual; and

(4)   shares of Common Stock held by Mr. Lashley as an individual in his Roth IRA account.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 336, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)   During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.   **Source and Amount of Funds or Other Consideration**

In aggregate, the PL Capital Group owns 1,967,176 shares of Common Stock of the Company acquired at an aggregate cost of $20,742,417.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, the Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP each have margin loans from BNP Paribas secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 1,017,015 shares of Common Stock it holds in its name is $10,722,116. Such funds were provided from Financial Edge Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 426,934 shares of Common Stock it holds in its name is $4,522,791. Such funds were provided from Financial Edge Strategic's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 194,700 shares of Common Stock it holds in its name is $2,040,184. Such funds were provided from Focused Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 318,027 shares of Common Stock it holds in its name is $3,344,920. Such funds were provided from Goodbody/PL LP's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Palmer to acquire the 500 shares of Common Stock he holds in his name is $5,405. Such funds were provided from Mr. Palmer's available personal funds.

The amount of funds expended by Mr. Lashley to acquire 10,000 shares of Common Stock he holds in his name is $107,000. Such funds were provided from available funds in Mr. Lashley's ROTH IRA.

Item 4.   **Purpose of Transaction**

This is the PL Capital Group's first amendment to its initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 7.5% of the Company's Common Stock, based upon the Company's outstanding shares as of May 21, 2014. The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued. The PL Capital Group also has significant concerns and questions about the Company's corporate governance, operating performance, financial projections and compensation plans. PL Capital Group's intent is to engage in a dialogue with the management and board of the Company to address these concerns and questions. If needed, the PL Capital Group will assert its stockholder rights.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 27, 2014 to Mr. Steven Sugarman, President & CEO of the Company, and Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 3 to this Schedule 13D.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 2 to the initial Schedule 13D previously filed.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group's aggregate holdings above 9.999% of the Company's outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.   Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 26,393,622 outstanding shares of Common Stock as of May 21, 2014. This amount is based upon the number of outstanding shares reported as of April 30, 2014, in the Company's Quarterly Report on Form 10-Q filed on May 9, 2014 (20,471,122 shares, including voting and non-voting common shares) plus the number of common shares sold in the Company's most recent capital raise (5,922,500) as reported on the Company's Current Report on Form 8-K filed May 21, 2014. The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company's Tangible Equity Units (TEUs) which were issued by the Company in May 2014.

The PL Capital Group has made transactions in the Common Stock since its previous filing, as noted below:

(A)   Financial Edge Fund

(a)-(b)   See cover page.

(c)   Financial Edge Fund made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
06/19/2014	10,000	$ 10.90	Open Market Purchase
06/27/2014	400	$ 10.89	Open Market Purchase
06/27/2014	29,000	$ 10.90	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

(a)-(b)   See cover page.

(c)   Financial Edge Strategic made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
06/19/2014	3,697	$ 10.90	Open Market Purchase
06/27/2014	8,000	$ 10.90	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)   Focused Fund

(a)-(b)   See cover page.

(c)   Focused Fund made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
06/18/2014	5,749	$ 10.91	Open Market Purchase
06/19/2014	4,000	$ 10.90	Open Market Purchase
06/20/2014	8,239	$ 10.95	Open Market Purchase
06/27/2014	6,000	$ 10.90	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)   Goodbody/PL LP

(a)-(b)   See cover page.

(c)   Goodbody/PL LP made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share		Where and How Transaction Effected
06/19/2014	3,000	$	10.90	Open Market Purchase
06/27/2014	7,000	$	10.90	Open Market Purchase

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)   PL Capital

(a)-(b)   See cover page.

(c)   PL Capital has made no purchases or sales of Common Stock directly.

(d)   PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)   PL Capital Advisors

(a)-(b)   See cover page.

(c)   PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)   PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)   Goodbody/PL LLC

     (a)-(b)   See cover page.

     (c)   Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

     (d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

     (a)-(b)   See cover page.

     (c)   Mr. Palmer made the following purchase (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
06/12/2014	500	$ 10.81	Open Market Purchase

(I)   Richard J. Lashley

     (a)-(b)   See cover page.

     (c)   Mr. Lashley made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
6/13/14	2,000	$ 10.75	Open Market Purchase
6/13/14	2,000	$ 10.80	Open Market Purchase
6/16/14	2,000	$ 10.60	Open Market Purchase
6/16/14	2,000	$ 10.65	Open Market Purchase
6/16/14	2,000	$ 10.70	Open Market Purchase

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as <u>Exhibit 1</u> to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.   **Material to be Filed as Exhibits**

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter to Mr. Sugarman dated June 6, 2014*
3	Letter to Mr. Sugarman and Mr. Brownstein dated June 27, 2014

*Filed previously

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2014

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By: PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By: PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

GOODBODY/PL CAPITAL, L.P.

By: GOODBODY/PL CAPITAL, LLC
          General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
          John W. Palmer   Richard J. Lashley
          Managing Member   Managing Member

GOODBODY/PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley

John W. Palmer   Richard J. Lashley

Managing Member   Managing Member

PL CAPITAL ADVISORS, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley

John W. Palmer   Richard J. Lashley

Managing Member   Managing Member

PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley

John W. Palmer   Richard J. Lashley

Managing Member   Managing Member

By: /s/ John W. Palmer

John W. Palmer

By: /s/ Richard J. Lashley

Richard J. Lashley

EX-99.3 2 v382988_ex99-3.htm EXHIBIT 3

June 27, 2014

Mr. Steven Sugarman, President & CEO
Mr. Chad Brownstein, Lead Director
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman and Mr. Brownstein:

Banc of California's recent allegation that PL Capital and Basswood Partners are acting in concert with regard to Banc of California (the Company), or any other company, has no basis in fact and is laughable. Neither John Palmer nor I have ever met representatives of Basswood or had any discussions with them regarding any of PL Capital's investments, let alone Banc of California. This is nothing other than an obvious attempt to change the conversation away from all of the concerns and issues facing the Company, many of which I raised in my letter to both of you dated June 6, 2014.

If this is how both of you, and the board, believe that shareholders who have legitimate concerns about the Company should be treated, there is a serious breakdown in the corporate governance system and culture at Banc of California. It is also a waste of shareholders' capital, including the capital just raised at a very expensive cost to existing shareholders.

The future actions PL Capital takes with regard to Banc of California are dependent upon how both of you, and the board, address the following areas (certain details of which are spelled out in my letter dated June 6, 2014):

(1) Corporate governance

(2) Compensation and benefits

(3) Financial performance—hitting the Company's goals

(4) Improved disclosures

(5) Wasting shareholders' capital on lawsuits

The attached article from Barron's accurately frames these issues. I urge all of the directors to read it.

I await a response to my letter dated June 6, 2014. Please feel free to call me at any time. Please provide a copy of this correspondence to the entire board of directors.

Sincerely,

Richard Lashley, Principal

PL Capital, LLC

47 EAST CHICAGO AVENUE	67 PARK PLACE EAST
SUITE 336	SUITE 675
NAPERVILLE, ILLINOIS 60540	MORRISTOWN, NJ 07960
TEL.: (630) 848-1340	TEL.: (973) 539-5400
FAX: (630) 848-1342	FAX: (973) 539-5404

June 27, 2014

Mr. Steven Sugarman, President & CEO
Mr. Chad Brownstein, Lead Director
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman and Mr. Brownstein:

Banc of California's recent allegation that PL Capital and Basswood Partners are acting in concert with regard to Banc of California (the Company), or any other company, has no basis in fact and is laughable. Neither John Palmer nor I have ever met representatives of Basswood or had any discussions with them regarding any of PL Capital's investments, let alone Banc of California. This is nothing other than an obvious attempt to change the conversation away from all of the concerns and issues facing the Company, many of which I raised in my letter to both of you dated June 6, 2014.

If this is how both of you, and the board, believe that shareholders who have legitimate concerns about the Company should be treated, there is a serious breakdown in the corporate governance system and culture at Banc of California. It is also a waste of shareholders' capital, including the capital just raised at a very expensive cost to existing shareholders.

The future actions PL Capital takes with regard to Banc of California are dependent upon how both of you, and the board, address the following areas (certain details of which are spelled out in my letter dated June 6, 2014):

(1) Corporate governance
(2) Compensation and benefits
(3) Financial performance—hitting the Company's goals
(4) Improved disclosures
(5) Wasting shareholders' capital on lawsuits

The attached article from Barron's accurately frames these issues. I urge all of the directors to read it.

I await a response to my letter dated June 6, 2014. Please feel free to call me at any time. Please provide a copy of this correspondence to the entire board of directors.

Sincerely,

Richard Lashley, Principal

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Original Filings

Furiex Pharmaceutical (FURX)
D.E. Shaw & Co. said that it owns 747,357 shares (6.9%) after it purchased 407,665 from April 15 to May 8 at prices from $74.07 to $104.71 each. Shaw also sold 339,707 from April 15 to May 8 for $74.51 to $104.50 apiece, including options transactions. The investor said that it purchased the shares "for purposes of participating in the merger," in which **Forest Laboratories** (FRX) will buy Furiex for $95 per share, or for as much as $125 per share, pending certain FDA approvals.

LoJack (LOJN)
AOF Management owns 956,306 shares (5.2%) after it bought 182,191 from April 11 to June 9 at $4.39 to $5.51 each. AOF said that LoJack's shares are undervalued but did not disclose plans or proposals.

Increases in Holdings

Mutualfirst Financial (MFSF)
Discovery Equity Partners upped its stake to 666,723 shares (9.4%) after buying 72,600 from April 28 to June 11 for $18.72 to $18.85 each.

Decreases in Holdings

Basic Energy Services (BAS)
DLJ Merchant Banking decreased its holdings to 5,831,903 shares (13.5%) after it sold 5,545,898 on June 12 in a secondary offering at $25.50 a share. Basic Energy received no proceeds from the offering.

Carnival (CCL)
Chairman **Micky Meir Arison** decreased his holdings to 138,639,319 shares (23.4%) by selling 7,175,700 from May 23 to June 11 for $40.03 to $40.46 each. He made the sale via two 10b5-1 plans that are allotted to sell a combined 11,250,000 shares.

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"Once nap-time is lost, you can never get it back."

The Activist Spotlight

Banc of California (BANC)

Business: retail banking products and services in the U.S.

Investor's Avg Cost: $10.53/share

Stock-Market Value: $225 million ($10.97/share)

What's Happening: PL Capital sent a detailed letter to the board regarding significant concerns and questions it has about the bank's corporate governance, operating performance, financial projections, and compensation plans.

Key Numbers:

35: Number of 13D filings PL Capital has made in banking and financial companies.

43.7%: the average return on those 35 filings (versus 29.4% for the S&P500 over the same time periods).

Behind the Scenes: PL Capital is first a banking-industry investment firm, and second an activist investor. Its principals have extensive accounting, auditing, and corporate finance experience in the banking industry, and it has an outstanding track record as an activist in the industry.

As PL Capital set forth in its letter, Banc of California is a company with horrible corporate governance practices and egregious compensation policies. The detail that the letter goes into not only shows the board how knowledgeable PL Capital is about the banking industry; it also educates other shareholders, and reveals to them the severity of the situation.

The most pressing issue is corporate governance: The board needs to change the culture and stop rubber-stamping compensation plans. The second issue is operating performance. CEO Steven A. Sugarman is a skilled deal maker and was hired to get the company to $5 billion in assets, which he accomplished. Now, it is an operating story. Sugarman is up for re-election in 2016, so he has a year and a half to prove himself as an operator. —Kenneth Squire

The 13D Activist Fund, a mutual fund run by an affiliate of the author and not connected to Barron's, has no position in the securities mentioned here. In addition, the author publishes and sells 13D research reports, whose buyers may include representatives of participants in, and targets of, shareholder activism.

SC 13D/A 1 cg434.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box £.

1	NAME OF REPORTING PERSON **PL Capital, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **1,719,456**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **1,719,456**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,719,456**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **6.5%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **Financial Edge Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	T
			(b)	£
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **1,076,322**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **1,076,322**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,076,322**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **4.1%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Financial Edge—Strategic Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) T (b) £
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **440,634**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **440,634**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **440,634**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.7%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **PL Capital/Focused Fund, L.P.**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) T (b) £
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC, OO**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**
		8	SHARED VOTING POWER **202,500**
		9	SOLE DISPOSITIVE POWER **0**
		10	SHARED DISPOSITIVE POWER **202,500**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **202,500**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.8%**		
14	TYPE OF REPORTING PERSON **PN**		

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **355,866**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **355,866**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **355,866**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, LLC**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **355,866**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **355,866**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **355,866**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**				
14	TYPE OF REPORTING PERSON **OO**				

1	NAME OF REPORTING PERSON **PL Capital Advisors, LLC**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) T (b) £
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**	
	8	SHARED VOTING POWER **2,075,322**	
	9	SOLE DISPOSITIVE POWER **0**	
	10	SHARED DISPOSITIVE POWER **2,075,322**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,075,322**		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.9%**		
14	TYPE OF REPORTING PERSON **OO**		

1	NAME OF REPORTING PERSON **John W. Palmer**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)　T (b)　£
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **500**	
		8	SHARED VOTING POWER **2,075,322**	
		9	SOLE DISPOSITIVE POWER **500**	
		10	SHARED DISPOSITIVE POWER **2,075,322**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,075,822**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.9%**			
14	TYPE OF REPORTING PERSON **IN**			

1	NAME OF REPORTING PERSON **Richard J. Lashley**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **10,000**	
		8	SHARED VOTING POWER **2,075,322**	
		9	SOLE DISPOSITIVE POWER **10,000**	
		10	SHARED DISPOSITIVE POWER **2,075,322**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,085,322**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **7.9%**			
14	TYPE OF REPORTING PERSON **IN**			

Item 1.   **Security and Issuer**

This amended Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Banc of California, Inc. (the "Company"). The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.   **Identity and Background**

(a)-(c)   This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to herein as the "PL Capital Group." The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

- Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual; and

- Richard J. Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual.

This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)   shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)   shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3)   shares of Common Stock held by Mr. Palmer as an individual; and

(4)   shares of Common Stock held by Mr. Lashley as an individual in his Roth IRA account.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 336, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)   During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 2,085,822 shares of Common Stock of the Company acquired at an aggregate cost of $22,003,904.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, the Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP each have margin loans from BNP Paribas secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 1,076,322 shares of Common Stock it holds in its name is $11,353,509. Such funds were provided from Financial Edge Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 440,634 shares of Common Stock it holds in its name is $4,668,351. Such funds were provided from Financial Edge Strategic's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 202,500 shares of Common Stock it holds in its name is $2,123,084. Such funds were provided from Focused Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 355,866 shares of Common Stock it holds in its name is $3,746,555. Such funds were provided from Goodbody/PL LP's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Palmer to acquire the 500 shares of Common Stock he holds in his name is $5,405. Such funds were provided from Mr. Palmer's available personal funds.

The amount of funds expended by Mr. Lashley to acquire 10,000 shares of Common Stock he holds in his name is $107,000. Such funds were provided from available funds in Mr. Lashley's ROTH IRA.

Item 4.   **Purpose of Transaction**

This is the PL Capital Group's second amendment to its initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 7.9% of the Company's Common Stock, based upon the Company's outstanding shares as of May 21, 2014. The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued. The PL Capital Group also has significant concerns and questions about the Company's corporate governance, operating performance, financial projections and compensation plans. PL Capital Group's intent is to engage in a dialogue with the management and board of the Company to address these concerns and questions. If needed, the PL Capital Group will assert its stockholder rights.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated August 18, 2014 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 4 to this amended Schedule 13D.

Later that same day, the Company reported that subsequent to the issuance of the Company's consolidated financial statements as of and for the year ended December 31, 2013, certain deficiencies in the Company's internal controls over financial reporting were identified.

Although the Company reported that these internal control deficiencies did not result in any material misstatement of the Company's financial statements and disclosures for the years ended December 31, 2013, 2012, and 2011, the Company concluded that in 2013 these internal control deficiencies, when aggregated, could have resulted in a material misstatement of the consolidated financial statements that would not have been prevented or detected on a timely basis, and as such, these control deficiencies were designated as a material weakness.

As a result of the above mentioned conclusions, in addition to filing the Company's second quarter 2014 Form 10-Q, the Company filed an amended Annual Report on Form 10-K/A for the year ended December 31, 2013, and an amended Quarterly Report on Form 10-Q/A for the first quarter ended March 31, 2014, to correct statements related to certification of internal control over financial reporting.

While the Company also disclosed that it has made significant progress toward remediation of the underlying causes of the material weakness, the most recent disclosures amplify the concerns raised by the PL Capital Group in its letter dated August 18, 2014.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 27, 2014 to Mr. Steven Sugarman, President & CEO of the Company, and Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 3 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on July 1, 2014.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 2 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group's aggregate holdings above 9.999% of the Company's outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.   **Interest in Securities of the Company**

The percentages used in this Schedule 13D are calculated based upon 26,393,622 outstanding shares of Common Stock as of May 21, 2014. This amount is based upon the number of outstanding shares reported as of April 30, 2014, in the Company's Quarterly Report on Form 10-Q filed on May 9, 2014 (20,471,122 shares, including voting and non-voting common shares) plus the number of common shares sold in the Company's most recent capital raise (5,922,500) as reported on the Company's Current Report on Form 8-K filed May 21, 2014. The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company's Tangible Equity Units (TEUs) which were issued by the Company in May 2014.

The PL Capital Group has made transactions in the Common Stock since its previous filing, as noted below:

(A)   Financial Edge Fund

(a)-(b)   See cover page.

(c)   Financial Edge Fund made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
07/03/2014	5,174	$ 10.80	Open Market Purchase
07/08/2014	133	$ 10.57	Open Market Purchase
07/08/2014	39,000	$ 10.59	Open Market Purchase
07/10/2014	15,000	$ 10.55	Open Market Purchase

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

(a)-(b)   See cover page.

(c)   Financial Edge Strategic made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
07/08/2014	8,000	$ 10.59	Open Market Purchase
07/10/2014	5,700	$ 10.55	Open Market Purchase

(d)　　Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)　　Focused Fund

(a)-(b)　　See cover page.

(c)　　Focused Fund made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
07/08/2014	5,000	$ 10.59	Open Market Purchase
07/10/2014	2,800	$ 10.55	Open Market Purchase

(d)　　Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)　　Goodbody/PL LP

(a)-(b)　　See cover page.

(c)　　Goodbody/PL LP made the following purchases (and no sales) of Common Stock since the last filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
07/08/2014	25,000	$ 10.59	Open Market Purchase
07/10/2014	8,339	$ 10.53	Open Market Purchase
07/10/2014	4,500	$ 10.55	Open Market Purchase

(d)　　Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)   PL Capital

    (a)-(b)   See cover page.

    (c)   PL Capital has made no purchases or sales of Common Stock directly.

    (d)   PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)   PL Capital Advisors

    (a)-(b)   See cover page.

    (c)   PL Capital Advisors has made no purchases or sales of Common Stock directly.

    (d)   PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)   Goodbody/PL LLC

    (a)-(b)   See cover page.

    (c)   Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

    (d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

    (a)-(b)   See cover page.

    (c)   Mr. Palmer has made no purchases or sales of Common Stock since the last filing.

(I)   Richard J. Lashley

    (a)-(b)   See cover page.

    (c)   Mr. Lashley has made no purchases or sales of Common Stock since the last filing.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

    With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

    Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as <u>Exhibit 1</u> to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter to Mr. Sugarman dated June 6, 2014*
3	Letter to Mr. Sugarman and Mr. Brownstein dated June 27, 2014*
4	Letter to the Board of Directors dated August 18, 2014

*Filed previously

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2014

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, L.P.

By: GOODBODY/PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
         John W. Palmer   Richard J. Lashley
         Managing Member   Managing Member

PL CAPITAL ADVISORS, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
         John W. Palmer   Richard J. Lashley
         Managing Member   Managing Member

PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
         John W. Palmer   Richard J. Lashley
         Managing Member   Managing Member

By: /s/ John W. Palmer
         John W. Palmer

By: /s/ Richard J. Lashley
         Richard J. Lashley

EX-4 2 cg434a.htm

EXHIBIT 4



47 EAST CHICAGO AVENUE	67 PARK PLACE EAST
SUITE 336	SUITE 675
NAPERVILLE, ILLINOIS 60540	MORRISTOWN, NJ 07960
TEL.: (630) 848-1340	TEL.: (973) 539-5400
FAX: (630) 848-1342	FAX: (973) 539-5404

August 18, 2014

Board of Directors
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Sirs:

In a SEC filing dated August 12, 2014, Banc of California (the "Company") disclosed that it was unable to file on a timely basis its Form 10-Q for the period ended June 30, 2014. This is the fourth non-timely notice filing by Banc of California since 2011. This is embarrassing for the Company's management and board, and distressing to us as shareholders.

At the NYSE Investor Day conference in May, I told CFO Ronald Nicolas that the Company was going in too many directions at once and had too many lines of business for a bank of its size. I told him the Company would not be able to handle all of that activity and growth. It looks like I was correct, at least as far as timely SEC reporting goes.

I do not blame the accounting function for this failure, as the accounting, legal and operational departments and personnel of any company do not have unlimited capacity. Instead, it appears to be a consequence of the significant turnover among senior and middle-level executives, deal making and rapid growth in numerous lines of business occurring under Mr. Sugarman's leadership.

The board is responsible for hiring and retaining Mr. Sugarman as CEO. While he may have been the right executive for the growth phase of the Company, I wonder whether the Company would be better off going forward with a more seasoned and experienced commercial banker as CEO. In that regard, the board should consider hiring an organizational consultant to examine the state of the organization under Mr. Sugarman's leadership, using confidential and anonymous surveys of officers and employees. That same organizational consultant should examine whether Mr. Brownstein is sufficiently independent of Mr. Sugarman to serve as an effective Lead Director.

I continue to await a response to my letter dated June 6, 2014, in which I raised a number of detailed concerns and questions. Please feel free to call me at any time. Please provide a copy of this correspondence to each member of the board of directors.

Sincerely,

/s/ Richard Lashley

Richard Lashley, Principal

SC 13D/A 1 cg634.htm

CUSIP No. 05990K106 Page 1 of 19 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg	Peter D. Fetzer
Foley & Lardner LLP	Foley & Larder LLP
321 North Clark Street	777 East Wisconsin Avenue
Suite 2800	Suite 3800
Chicago, IL 60654-5313	Milwaukee, WI 53202-5306
(312) 832-4549	(414) 297-5596

November 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box £.

1	NAME OF REPORTING PERSON **PL Capital, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **1,733,243**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **1,733,243**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,733,243**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **4.6%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **Financial Edge Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **1,084,909**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **1,084,909**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,084,909**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **2.9%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Financial Edge—Strategic Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **444,134**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **444,134**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **444,134**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **PL Capital/Focused Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **204,200**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **204,200**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **204,200**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.5%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **483,676**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **483,676**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **483,676**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **483,676**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **483,676**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **483,676**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **PL Capital Advisors, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **2,216,919**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **2,216,919**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,216,919**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **John W. Palmer**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **500**	
		8	SHARED VOTING POWER **2,216,919**	
		9	SOLE DISPOSITIVE POWER **500**	
		10	SHARED DISPOSITIVE POWER **2,216,919**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,217,419**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**			
14	TYPE OF REPORTING PERSON **IN**			

1	NAME OF REPORTING PERSON **Richard J. Lashley**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **10,000**		
		8	SHARED VOTING POWER **2,216,919**		
		9	SOLE DISPOSITIVE POWER **10,000**		
		10	SHARED DISPOSITIVE POWER **2,216,919**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,226,919**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**				
14	TYPE OF REPORTING PERSON **IN**				

Item 1.   **Security and Issuer**

          This amended Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Banc of California, Inc. (the "Company"). The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.   **Identity and Background**

          (a)-(c)   This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to herein as the "PL Capital Group." The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

- Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual; and

- Richard J. Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual.

This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1) shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3) shares of Common Stock held by Mr. Palmer as an individual; and

(4) shares of Common Stock held by Mr. Lashley as an individual in his Roth IRA account.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d) During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3. **Source and Amount of Funds or Other Consideration**

In aggregate, the PL Capital Group owns 2,227,419 shares of Common Stock of the Company acquired at an aggregate cost of $23,675,638.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no members of the PL Capital Group have margin loans outstanding secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 1,084,909 shares of Common Stock it holds in its name is $11,455,823. Such funds were provided from Financial Edge Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 444,134 shares of Common Stock it holds in its name is $4,710,053. Such funds were provided from Financial Edge Strategic's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 204,200 shares of Common Stock it holds in its name is $2,143,364. Such funds were provided from Focused Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 483,676 shares of Common Stock it holds in its name is $5,253,993. Such funds were provided from Goodbody/PL LP's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Palmer to acquire the 500 shares of Common Stock he holds in his name is $5,405. Such funds were provided from Mr. Palmer's available personal funds.

The amount of funds expended by Mr. Lashley to acquire 10,000 shares of Common Stock he holds in his name is $107,000. Such funds were provided from available funds in Mr. Lashley's ROTH IRA.

Item 4.   **Purpose of Transaction**

This is the PL Capital Group's third amendment to its initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 5.9% of the Company's Common Stock, based upon the Company's outstanding shares as of July 31, 2015. The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued. The PL Capital Group also has significant concerns and questions about the Company's corporate governance, operating performance, financial projections and compensation plans. PL Capital Group's intent is to challenge the management and board of the Company to address these concerns and questions. If needed, the PL Capital Group will assert its stockholder rights.

        Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 2, 2015 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 5 to this amended Schedule 13D.

        Richard Lashley, a principal of the PL Capital Group, sent a letter dated August 18, 2014 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 4 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on August 19, 2014.

        Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 27, 2014 to Mr. Steven Sugarman, President & CEO of the Company, and Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 3 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on July 1, 2014.

        Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 2 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

        Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group's aggregate holdings above 9.999% of the Company's outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.   **Interest in Securities of the Company**

        The percentages used in this Schedule 13D are calculated based upon 37,466,750 outstanding shares of Common Stock as of July 31, 2015. This amount is based upon the number of outstanding shares reported as of July 31, 2015, in the Company's Quarterly Report on Form 10-Q filed on August 7, 2015. The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company's Tangible Equity Units (TEUs) which were issued by the Company in May 2014.

        The PL Capital Group has made no transactions in the Common Stock within the past 60 days of the date of this filing, as noted below:

(A)   Financial Edge Fund

      (a)-(b)   See cover page.

(c)   Financial Edge Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

(a)-(b)   See cover page.

(c)   Financial Edge Strategic has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)   Focused Fund

(a)-(b)   See cover page.

(c)   Focused Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)   Goodbody/PL LP

     (a)-(b)   See cover page.

     (c)   Goodbody/PL LP has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

     (d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP.   Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.   Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)   PL Capital

     (a)-(b)   See cover page.

     (c)   PL Capital has made no purchases or sales of Common Stock directly.

     (d)   PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.   Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)   PL Capital Advisors

     (a)-(b)   See cover page.

     (c)   PL Capital Advisors has made no purchases or sales of Common Stock directly.

     (d)   PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.   Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.   Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)   Goodbody/PL LLC

     (a)-(b)   See cover page.

     (c)   Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

(a)-(b)   See cover page.

(c)   Mr. Palmer has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)   Richard J. Lashley

(a)-(b)   See cover page.

(c)   Mr. Lashley has has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter to Mr. Sugarman dated June 6, 2014*
3	Letter to Mr. Sugarman and Mr. Brownstein dated June 27, 2014*
4	Letter to the Board of Directors dated August 18, 2014*
5	Letter to Mr. Sugarman dated November 2, 2015

_____
*Filed previously

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:　　　　November 2, 2015

FINANCIAL EDGE FUND, L.P.

By:　　　PL CAPITAL, LLC
　　　　General Partner

By:　　/s/ John W. Palmer　　　　　　　　/s/ Richard J. Lashley
　　　　John W. Palmer　　　　　　　　　　Richard J. Lashley
　　　　Managing Member　　　　　　　　　Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:　　　PL CAPITAL, LLC
　　　　General Partner

By:　　/s/ John W. Palmer　　　　　　　　/s/ Richard J. Lashley
　　　　John W. Palmer　　　　　　　　　　Richard J. Lashley
　　　　Managing Member　　　　　　　　　Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By:　　　PL CAPITAL, LLC
　　　　General Partner

By:　　/s/ John W. Palmer　　　　　　　　/s/ Richard J. Lashley
　　　　John W. Palmer　　　　　　　　　　Richard J. Lashley
　　　　Managing Member　　　　　　　　　Managing Member

GOODBODY/PL CAPITAL, L.P.

By:　　　GOODBODY/PL CAPITAL, LLC
　　　　General Partner

By:　　/s/ John W. Palmer　　　　　　　　/s/ Richard J. Lashley
　　　　John W. Palmer　　　　　　　　　　Richard J. Lashley
　　　　Managing Member　　　　　　　　　Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

By:	/s/ John W. Palmer
	John W. Palmer

By:	/s/ Richard J. Lashley
	Richard J. Lashley

EX-5 2 cg634ex5.htm

EXHIBIT 5

PL Capital, LLC

47 EAST CHICAGO AVENUE	67 PARK PLACE EAST
SUITE 336	SUITE 675
NAPERVILLE, ILLINOIS 60540	MORRISTOWN, NJ 07960
TEL.: (630) 848-1340	TEL.: (973) 539-5400
FAX: (630) 848-1342	FAX: (973) 539-5404

November 2, 2015

Mr. Steven Sugarman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman:

First, congratulations on the asset growth and earnings levels Banc of California ("BANC" or the "Company") has achieved. Second, I appreciate the thoroughness and transparency of the Q3 EPS presentation materials and the explicitness of the 2015 and 2016 financial guidance contained therein.

I intended to raise the following issues during the Q3 EPS conference call, but the call was ended before I had a chance to get into the Q&A queue.

Issue #1 - Capital Management in a Period Where Asset Growth Exceeds Capital Retention

Total assets are currently $7.3 billion and projected to be $8.0 to $8.5 billion at year end 2015, with 15%+ growth in 2016. This implies 2016 growth of $1.2+ billion, leading to a $9.2+ billion asset base in 2016.

Tangible common equity (TCE) was $393 million at September 30, 2015 (5.46% of tangible assets). Is this level of TCE too low to be sustainable?

The Company projects 2016 net income of approximately $50 to $55 million (derived from the 2016 EPS guidance). The dividend per share of $0.48/year is approximately $20 million per year, leaving retained earnings of $30 to $35 million per annum. Since the assets are growing faster than what can be supported by that level of retained earnings, the projected TCE ratio will fall each quarter without a capital raise. The late 2016/early 2017 TCE ratio is projected to be ~4.5%. This is very low. In fact, BANC already has the 4th lowest TCE ratio out of the 259 publicly traded banks and thrifts with $1 to $10 billion in assets and none of those banks has a TCE ratio below 5.00%. That peer group has an average TCE ratio of 9.70% and the median is 9.12%.

Despite this, in a response to an analyst question on the Q3 EPS call, you stated that you do not foresee a common equity raise in the near future and that the Company can execute its plan without raising additional common equity.

While PL Capital would prefer that the Company does not raise additional capital when the stock is trading at less than 10x 2016 projected earnings (per the company's guidance), we question whether a common capital raise can be avoided with such a low TCE ratio.

PL Capital, LLC

I also hear echoes of similar comments you made in the past about not needing capital or only doing a capital raise offensively at favorable prices, only to be surprised by capital being raised defensively at low prices relative to the Company's own EPS and growth guidance. To that point, in 2014 BANC raised a significant amount of capital at less than $10.00 per share, which was only ~9x forward (2015) EPS. With the stock currently trading at less than 10x the Company's forward 2016 EPS guidance, BANC shareholders appear to be at risk of another dilutive, defensive capital raise.

Issue #2 – Why Doesn't the Market Value BANC at a Higher Multiple?

Despite the significant success the Company has achieved in growing assets, net income, loan originations and the franchise, the market appears unwilling to place a high valuation on BANC, as quantified below.

BANC trades at one of the lowest ratios of "Return on Tangible Common Equity (ROTCE)" to "Price to Tangible Book Value (P/TBV)" among its peers. Out of 228 publicly traded banks and thrifts with assets between $1 and $10 billion for which this data is available, BANC is the 9th lowest valued company using that ratio. Excluding 5 banks with one-time returns from DTA reversals or negative loan loss provisions, BANC would be the 4th lowest. It is well accepted by bank analysts that this ratio is one of the best predictors of bank stock valuation.

The market is also unwilling to place a high valuation on BANC's earnings. As of October 29, 2015 BANC's 2015 PE ratio is the 9th lowest of the 196 publicly traded banks and thrifts $1 to $10 billion in assets which have publicly available 2015 EPS estimates. BANC's 2016 PE ratio is also 9th lowest of the 200 publicly traded banks and thrifts with $1 to $10 billion in assets which have publicly available 2016 EPS estimates.

(Source: SNL Financial LC as of October 29, 2015).

Five possible reasons for the market's skeptical view of BANC:

One, the market typically does not highly value mortgage banking oriented companies. While this is true, the proportion of earnings from mortgage banking has declined at BANC. As shown in the Q3 EPS deck, the proportion of pre-tax income from mortgage banking was down to 22% in Q3 2015.

Two, the market has concerns over the Company's management of capital. See Issue #1 above.

Three, the market has concerns that BANC is growing too fast. Restated financials, significant turnover among officers, the need for an expensive new HQ, etc. are all symptoms of growth exceeding the capacity of BANC's infrastructure.

Four, the market has concerns over the governance of the Company. To that point, see the compensation excesses and corporate governance weaknesses noted in my June 6, 2014 letter to you and Mr. Brownstein. When shareholders and analysts believe that managements and boards are good stewards of shareholders' capital and protective of shareholders' rights, it often translates into higher market valuations.

Five, the board may not be independent enough from you.



PL Capital, LLC

How to Start the Process of Eliminating the BANC Discount:

As other companies have done, PL Capital strongly encourages the board to hire an independent, trusted third party to do a survey of all major shareholders and analysts to identify why the valuation discount in BANC exists and ask for their suggestions on how they would address the issue. The survey should be confidential and blinded to the board and management so respondents can be candid and truthful. The board should then closely examine the survey's results to understand the qualitative reasons why market participants do not seem willing to place an appropriate valuation on BANC despite its strong quantitative results.

Changes in governance, management and/or strategy should then be implemented as needed.

The Company's growth and profitability metrics are strong and well above industry averages, so there must be a reason why BANC is not more highly valued by investors and the market. You, your management team and the board need to understand why this valuation disconnect exists, and then address the market's concerns.

Please ensure that each member of the Board of Directors is provided a copy of this letter.

Please feel free to call me at any time at 973-539-5400.

Sincerely,

/s/ Richard Lashley

Richard Lashley, Principal

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

SCHEDULE 13D/A
Amendment No. 4

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg	Peter D. Fetzer
Foley & Lardner LLP	Foley & Larder LLP
321 North Clark Street	777 East Wisconsin Avenue
Suite 2800	Suite 3800
Chicago, IL 60654-5313	Milwaukee, WI 53202-5306
(312) 832-4549	(414) 297-5596

November 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box £.

1	NAME OF REPORTING PERSON **PL Capital, LLC**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **1,733,243**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **1,733,243**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,733,243**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **4.6%**				
14	TYPE OF REPORTING PERSON **OO**				

1	NAME OF REPORTING PERSON **Financial Edge Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **1,084,909**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **1,084,909**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,084,909**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **2.9%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Financial Edge—Strategic Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **444,134**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **444,134**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **444,134**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **PL Capital/Focused Fund, L.P.**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS **WC, OO**				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **204,200**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **204,200**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **204,200**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.5%**				
14	TYPE OF REPORTING PERSON **PN**				

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **483,676**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **483,676**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **483,676**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **483,676**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **483,676**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **483,676**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **PL Capital Advisors, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **2,216,919**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **2,216,919**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,216,919**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **John W. Palmer**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **500**		
		8	SHARED VOTING POWER **2,216,919**		
		9	SOLE DISPOSITIVE POWER **500**		
		10	SHARED DISPOSITIVE POWER **2,216,919**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,217,419**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**				
14	TYPE OF REPORTING PERSON **IN**				

1	NAME OF REPORTING PERSON **Richard J. Lashley**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **10,000**		
		8	SHARED VOTING POWER **2,216,919**		
		9	SOLE DISPOSITIVE POWER **10,000**		
		10	SHARED DISPOSITIVE POWER **2,216,919**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,226,919**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**				
14	TYPE OF REPORTING PERSON **IN**				

Item 1. **Security and Issuer**

This amended Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Banc of California, Inc. (the "Company"). The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2. **Identity and Background**

(a)-(c)   This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to herein as the "PL Capital Group." The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

- Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual; and

- Richard J. Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual.

This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1) shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3) shares of Common Stock held by Mr. Palmer as an individual; and

(4) shares of Common Stock held by Mr. Lashley as an individual in his Roth IRA account.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d) During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3. **Source and Amount of Funds or Other Consideration**

In aggregate, the PL Capital Group owns 2,227,419 shares of Common Stock of the Company acquired at an aggregate cost of $23,675,638.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no members of the PL Capital Group have margin loans outstanding secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 1,084,909 shares of Common Stock it holds in its name is $11,455,823. Such funds were provided from Financial Edge Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 444,134 shares of Common Stock it holds in its name is $4,710,053. Such funds were provided from Financial Edge Strategic's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 204,200 shares of Common Stock it holds in its name is $2,143,364. Such funds were provided from Focused Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 483,676 shares of Common Stock it holds in its name is $5,253,993. Such funds were provided from Goodbody/PL LP's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Palmer to acquire the 500 shares of Common Stock he holds in his name is $5,405. Such funds were provided from Mr. Palmer's available personal funds.

The amount of funds expended by Mr. Lashley to acquire 10,000 shares of Common Stock he holds in his name is $107,000. Such funds were provided from available funds in Mr. Lashley's ROTH IRA.

Item 4.   **Purpose of Transaction**

This is the PL Capital Group's fourth amendment to its initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 5.9% of the Company's Common Stock, based upon the Company's outstanding shares as of July 31, 2015. The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued. The PL Capital Group also has significant concerns and questions about the Company's corporate governance, operating performance, financial projections and compensation plans. PL Capital Group's intent is to challenge the management and board of the Company to address these concerns and questions. If needed, the PL Capital Group will assert its stockholder rights.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 2, 2015 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 5 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on November 3, 2015. On November 5, 2015, the PL Capital Group sent a correction regarding the comment that the Company was the 9th lowest of the entire peer group on the ratio of Price to TBV vs. ROTCE, clarifying that the Company is 9th lowest "for all banks and thrifts with ROTCE's greater than 12%." A copy of the correspondence making the clarification is attached as Exhibit 6 to this amended Schedule 13D.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated August 18, 2014 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 4 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on August 19, 2014.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 27, 2014 to Mr. Steven Sugarman, President & CEO of the Company, and Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 3 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on July 1, 2014.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as Exhibit 2 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group's aggregate holdings above 9.999% of the Company's outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.   **Interest in Securities of the Company**

        The percentages used in this Schedule 13D are calculated based upon 37,466,750 outstanding shares of Common Stock as of July 31, 2015. This amount is based upon the number of outstanding shares reported as of July 31, 2015, in the Company's Quarterly Report on Form 10-Q filed on August 7, 2015. The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company's Tangible Equity Units (TEUs) which were issued by the Company in May 2014.

        The PL Capital Group has made no transactions in the Common Stock within the past 60 days of the date of this filing, as noted below:

(A)   Financial Edge Fund

    (a)-(b)   See cover page.

    (c)   Financial Edge Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

    (d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

    (a)-(b)   See cover page.

    (c)   Financial Edge Strategic has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

    (d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)   Focused Fund

    (a)-(b)   See cover page.

(c) Focused Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d) Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D) Goodbody/PL LP

(a)-(b) See cover page.

(c) Goodbody/PL LP has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E) PL Capital

(a)-(b) See cover page.

(c) PL Capital has made no purchases or sales of Common Stock directly.

(d) PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F) PL Capital Advisors

(a)-(b) See cover page.

(c) PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)   PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)   Goodbody/PL LLC

(a)-(b)   See cover page.

(c)   Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

(a)-(b)   See cover page.

(c)   Mr. Palmer has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)   Richard J. Lashley

(a)-(b)   See cover page.

(c)   Mr. Lashley has has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter to Mr. Sugarman dated June 6, 2014*
3	Letter to Mr. Sugarman and Mr. Brownstein dated June 27, 2014*
4	Letter to the Board of Directors dated August 18, 2014*
5	Letter to Mr. Sugarman dated November 2, 2015*
6	Correspondence to Mr. Grosvenor dated November 5, 2015

*Filed previously

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2015

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, L.P.

By: GOODBODY/PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
        John W. Palmer   Richard J. Lashley
        Managing Member   Managing Member

PL CAPITAL ADVISORS, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
        John W. Palmer   Richard J. Lashley
        Managing Member   Managing Member

PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
        John W. Palmer   Richard J. Lashley
        Managing Member   Managing Member

By: /s/ John W. Palmer
        John W. Palmer

By: /s/ Richard J. Lashley
        Richard J. Lashley

EX-99.6 2 cg639ex6.htm

Exhibit 6

From: Rich Lashley [mailto:rlashley@plcapitalllc.com]
Sent: Thursday, November 05, 2015 9:31 AM
To: John Grosvenor
Cc: John Palmer; PGoldberg@foley.com
Subject: Re: Letter from Rich Lashley, PL Capital

Mr. Grosvenor:

When I reread my letter, after it was sent out, I realized that one of my comments on the valuation of BANC was not described fully and correctly. I said that BANC was the 9th lowest of the entire peer group on the ratio of Price to TBV vs. ROTCE. While it is true that BANC is at the lower end of the regression line for that ratio for all banks/thrifts in the peer group, what I meant to say BANC is the 9th lowest "for all banks and thrifts with ROTCE's greater than 12%" (and 4th lowest when those banks with one time items such as DTA reversals or negative LLPs were excluded).

In other words, for banks with high ROTCEs (12%+) the market is valuing BANC at the lower valuation end of that high peforming group.

There were 71 publicly traded banks/thrifts in that group of 12%+ ROTCEs.

I apologize for any confusion.

Regards,

Rich Lashley

Rich Lashley, Principal
PL Capital, LLC
67 Park Place East, Suite 675
Morristown, NJ 07960
(973) 539-5400
(973) 539-5404 (fax)
rlashley@plcapitalllc.com

This email is not intended to be, and should not be, construed as an offer to sell or a solicitation of an offer to buy an interest in any of the funds managed by PL Capital, LLC or its affiliates (the "Funds"). Any such offer or solicitation will only be made by the confidential private offering memorandum and other offering materials (the "Offering Materials") relating to the particular fund. As with any investment, past performance is not necessarily indicative of future performance. Performance and other information about the Funds that may be contained herein are subject to and qualified in the entirety by the Offering Materials. Among other things, the Offering Materials contain important disclosures on the risks entailed by investing in the Funds.

SC 13D/A 1 cg646.htm

CUSIP No. 05990K106 Page 1 of 20 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 5

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg	Peter D. Fetzer
Foley & Lardner LLP	Foley & Larder LLP
321 North Clark Street	777 East Wisconsin Avenue
Suite 2800	Suite 3800
Chicago, IL 60654-5313	Milwaukee, WI 53202-5306
(312) 832-4549	(414) 297-5596

November 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box £.

1	NAME OF REPORTING PERSON **PL Capital, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **1,733,243**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **1,733,243**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,733,243**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **4.6%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **Financial Edge Fund, L.P.**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS **WC, OO**				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**		
		8	SHARED VOTING POWER **1,084,909**		
		9	SOLE DISPOSITIVE POWER **0**		
		10	SHARED DISPOSITIVE POWER **1,084,909**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,084,909**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **2.9%**				
14	TYPE OF REPORTING PERSON **PN**				

1	NAME OF REPORTING PERSON **Financial Edge—Strategic Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **444,134**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **444,134**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **444,134**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.2%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **PL Capital/Focused Fund, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **204,200**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **204,200**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **204,200**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.5%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, L.P.**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS **WC, OO**			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **483,676**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **483,676**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **483,676**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **PN**			

1	NAME OF REPORTING PERSON **Goodbody/PL Capital, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) T (b) £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **0**	
		8	SHARED VOTING POWER **483,676**	
		9	SOLE DISPOSITIVE POWER **0**	
		10	SHARED DISPOSITIVE POWER **483,676**	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **483,676**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **1.3%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **PL Capital Advisors, LLC**			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	T £
3	SEC USE ONLY			
4	SOURCE OF FUNDS			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Delaware**			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**		
	8	SHARED VOTING POWER **2,216,919**		
	9	SOLE DISPOSITIVE POWER **0**		
	10	SHARED DISPOSITIVE POWER **2,216,919**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,216,919**			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**			
14	TYPE OF REPORTING PERSON **OO**			

1	NAME OF REPORTING PERSON **John W. Palmer**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **500**		
		8	SHARED VOTING POWER **2,216,919**		
		9	SOLE DISPOSITIVE POWER **500**		
		10	SHARED DISPOSITIVE POWER **2,216,919**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,217,419**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**				
14	TYPE OF REPORTING PERSON **IN**				

1	NAME OF REPORTING PERSON **Richard J. Lashley**				
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) (b)	T £
3	SEC USE ONLY				
4	SOURCE OF FUNDS				
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				£
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**				
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **10,000**		
		8	SHARED VOTING POWER **2,216,919**		
		9	SOLE DISPOSITIVE POWER **10,000**		
		10	SHARED DISPOSITIVE POWER **2,216,919**		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,226,919**				
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES				T
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **5.9%**				
14	TYPE OF REPORTING PERSON **IN**				

Item 1.   **Security and Issuer**

This amended Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Banc of California, Inc. (the "Company"). The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.   **Identity and Background**

(a)-(c)   This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to herein as the "PL Capital Group." The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

- ● Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

- ● Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

- ● PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

- ● PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

- ● PL Capital Advisors, LLC, a Delaware limited liability company ("PL Capital Advisors"), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

- ● Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

- ● Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), a Delaware limited liability company and General Partner of Goodbody/PL LP;

- ● John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual; and

- ● Richard J. Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual.

This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)   shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)   shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3)   shares of Common Stock held by Mr. Palmer as an individual; and

(4)   shares of Common Stock held by Mr. Lashley as an individual in his Roth IRA account.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)   During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.   **Source and Amount of Funds or Other Consideration**

In aggregate, the PL Capital Group owns 2,227,419 shares of Common Stock of the Company acquired at an aggregate cost of $23,675,638.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. ("BNP Paribas") on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no members of the PL Capital Group have margin loans outstanding secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 1,084,909 shares of Common Stock it holds in its name is $11,455,823. Such funds were provided from Financial Edge Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 444,134 shares of Common Stock it holds in its name is $4,710,053. Such funds were provided from Financial Edge Strategic's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 204,200 shares of Common Stock it holds in its name is $2,143,364. Such funds were provided from Focused Fund's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 483,676 shares of Common Stock it holds in its name is $5,253,993. Such funds were provided from Goodbody/PL LP's available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Palmer to acquire the 500 shares of Common Stock he holds in his name is $5,405. Such funds were provided from Mr. Palmer's available personal funds.

The amount of funds expended by Mr. Lashley to acquire 10,000 shares of Common Stock he holds in his name is $107,000. Such funds were provided from available funds in Mr. Lashley's ROTH IRA.

Item 4.   **Purpose of Transaction**

This is the PL Capital Group's fifth amendment to its initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 5.9% of the Company's Common Stock, based upon the Company's outstanding shares as of October 30, 2015. The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued. The PL Capital Group also has significant concerns and questions about the Company's corporate governance, operating performance, financial projections and compensation plans. PL Capital Group's intent is to challenge the management and board of the Company to address these concerns and questions. If needed, the PL Capital Group will assert its stockholder rights.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 30, 2015 to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as <u>Exhibit 7</u> to this amended Schedule 13D.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 2, 2015 to the Board of Directors of the Company. A copy of the letter is attached as <u>Exhibit 5</u> to the amended Schedule 13D, as filed with the Securities and Exchange Commission on November 3, 2015. On November 5, 2015, the PL Capital Group sent a correction regarding the comment that the Company was the 9th lowest of the entire peer group on the ratio of Price to TBV vs. ROTCE, clarifying that the Company is 9th lowest "for all banks and thrifts with ROTCE's greater than 12%." A copy of the correspondence making the clarification is attached as <u>Exhibit 6</u> to the amended Schedule 13D, as filed with the Securities and Exchange Commission on November 12, 2015.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated August 18, 2014 to the Board of Directors of the Company. A copy of the letter is attached as <u>Exhibit 4</u> to the amended Schedule 13D, as filed with the Securities and Exchange Commission on August 19, 2014.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 27, 2014 to Mr. Steven Sugarman, President & CEO of the Company, and Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as <u>Exhibit 3</u> to the amended Schedule 13D, as filed with the Securities and Exchange Commission on July 1, 2014.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company's Board of Directors. A copy of the letter is attached as <u>Exhibit 2</u> to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group's aggregate holdings above 9.999% of the Company's outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.   **Interest in Securities of the Company**

The percentages used in this Schedule 13D are calculated based upon 37,809,512 outstanding shares of Common Stock as of October 30, 2015. This amount is based upon the number of outstanding shares reported as of October 30, 2015, in the Company's Quarterly Report on Form 10-Q filed on November 6, 2015. The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company's Tangible Equity Units (TEUs) which were issued by the Company in May 2014.

The PL Capital Group has made no transactions in the Common Stock within the past 60 days of the date of this filing, as noted below:

(A)   Financial Edge Fund

     (a)-(b)   See cover page.

     (c)   Financial Edge Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

     (d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

     (a)-(b)   See cover page.

     (c)   Financial Edge Strategic has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

     (d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)   Focused Fund

     (a)-(b)   See cover page.

(c)   Focused Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)   Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)   Goodbody/PL LP

(a)-(b)   See cover page.

(c)   Goodbody/PL LP has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)   PL Capital

(a)-(b)   See cover page.

(c)   PL Capital has made no purchases or sales of Common Stock directly.

(d)   PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)   PL Capital Advisors

(a)-(b)   See cover page.

(c)   PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)   PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)   Goodbody/PL LLC

(a)-(b)   See cover page.

(c)   Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)   Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

(a)-(b)   See cover page.

(c)   Mr. Palmer has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(I)   Richard J. Lashley

(a)-(b)   See cover page.

(c)   Mr. Lashley has has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6.   **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.**

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to the initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.   **Material to be Filed as Exhibits**

Exhibit No.	Description
1	Joint Filing Agreement*
2	Letter to Mr. Sugarman dated June 6, 2014*
3	Letter to Mr. Sugarman and Mr. Brownstein dated June 27, 2014*
4	Letter to the Board of Directors dated August 18, 2014*
5	Letter to Mr. Sugarman dated November 2, 2015*
6	Correspondence to Mr. Grosvenor dated November 5, 2015*
7	Letter to Mr. Brownstein dated November 30, 2015

_____
*Filed previously

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2015

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By: PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, L.P.

By: GOODBODY/PL CAPITAL, LLC
           General Partner

By: /s/ John W. Palmer   /s/ Richard J. Lashley
           John W. Palmer   Richard J. Lashley
           Managing Member   Managing Member

GOODBODY/PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
        John W. Palmer   Richard J. Lashley
        Managing Member   Managing Member

PL CAPITAL ADVISORS, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
        John W. Palmer   Richard J. Lashley
        Managing Member   Managing Member

PL CAPITAL, LLC

By: /s/ John W. Palmer   /s/ Richard J. Lashley
        John W. Palmer   Richard J. Lashley
        Managing Member   Managing Member

By: /s/ John W. Palmer
        John W. Palmer

By: /s/ Richard J. Lashley
        Richard J. Lashley

EXHIBIT 7

PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

November 30, 2015

Mr. Chad Brownstein
Lead Director and Chairman of the Compensation, Nominating & Governance Committee
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Brownstein:

Chairman & CEO Steven Sugarman's term as a director expires at the 2016 Annual Meeting of Shareholders of Banc of California, Inc. (the "Company"). If the Company's board of directors chooses to re-nominate him, we request that the Company fully disclose in its proxy materials Mr. Sugarman's involvement with GPS Partners, LLC, an investment firm he co-founded. As noted below, GPS Partners, LLC was the subject of a Securities and Exchange Commission ("SEC") Cease and Desist Order relating to serious securities law violations which occurred while Mr. Sugarman was a co-owner, partner, member and Chief Compliance Officer.

Background on Mr. Sugarman and GPS Partners, LLC:

As noted in Mr. Sugarman's biography on the Company's website, he was "a founding Partner of GPS Partners, LLC, a $2 billion private investment fund." The Company's 2015 Proxy Statement notes that he "was a founding partner of GPS Partners, LLC, a $2 billion investment firm." Prior years' public filings by the Company contain similar innocuous and implicitly favorable descriptions of his involvement with GPS Partners, LLC.

What is not disclosed in the Company's public filings is the following information on GPS Partners, LLC and Mr. Sugarman:

- June 2005 to (at least) March 2009:

  During this period, or longer, Mr. Sugarman was a GPS Partners, LLC co-founder, co-owner, partner and member, as well as its Chief Compliance Officer.

  In a March 2009 Form ADV filed with the SEC, GPS Partners, LLC disclosed that Mr. Sugarman was a Member, co-owner and the Chief Compliance Officer of GPS Partners, LLC since June 2005. Mr. Sugarman's ownership in GPS Partners, LLC is disclosed as between 10% to 25%. Mr. Brett Messing is listed as Mr. Sugarman's co-owner in GPS Partners, LLC. A copy of the relevant page of that Form ADV is attached to this letter.

  It is unclear how long after March 2009 Mr. Sugarman left GPS Partners, LLC or divested his ownership stake. His current LinkedIn page discloses that he was a Partner at GPS Partners, LLC

from October 2005 to October 2009. A copy of his current LinkedIn page is attached to this letter.

- 2006 and 2007:

  GPS Partners, LLC "willfully" violates SEC Regulation 105 in a series of trades in 2006 and 2007 that the SEC found to constitute "sham transactions." Throughout this period, Mr. Sugarman was a GPS Partners, LLC co-owner, partner, member and Chief Compliance Officer.

- March 16, 2010:

  The SEC imposes a cease and desist order on GPS Partners, LLC and Mr. Messing for the violative trades made in 2006 and 2007 and orders GPS Partners, LLC and Mr. Messing to pay over $1.2 million in disgorgement of profits and prejudgment interest. While Mr. Sugarman is not named as a respondent in the SEC order, he was a co-owner, partner, member and Chief Compliance Officer of GPS Partners, LLC during the period when the violative trades occurred. A copy of the SEC order is attached to this letter.

- November 2010:

  Mr. Sugarman is appointed to the board of First PacTrust, the predecessor to Banc of California. We have been unable to find any public disclosures by First PacTrust (or since then, the Company) of the problems which occurred while Mr. Sugarman was a GPS Partners, LLC co-owner, partner, member and Chief Compliance Officer.

  It is also unclear to us whether the board of First PacTrust or Banc of California was ever informed of the SEC cease and desist order on GPS Partners, LLC, which sprung from actions that occurred while Mr. Sugarman was a GPS Partners, LLC co-owner, partner, member and Chief Compliance Officer.

- November 2010 to the present:

  Mr. Sugarman joined the Company's board in November 2010 and became CEO in 2012. We were unable to find any mention of the serious events which occurred at GPS Partners, LLC while Mr. Sugarman was there, in any public SEC filing or other Company disclosure (e.g. on the Company's website) made since 2010 and that we reviewed.

A reader of Mr. Sugarman's biography on the Company website or in the Company's prior proxy statements would have no idea that GPS Partners, LLC, of which he was a co-founder, co-owner, partner, member and Chief Compliance Officer, willfully violated SEC regulations, was the subject of a cease and desist order and paid over $1.2 million in disgorgement, prejudgment interest and civil money penalties. While we agree with the Company's apparent decision that Mr. Sugarman's involvement with GPS Partners, LLC should be disclosed in the Company's public filings, the description of him as "a founding partner of GPS Partners, LLC, a $2 billion investment firm" is affirmatively misleading, in that it implies that GPS Partners, LLC was a success, and fails to disclose material information.

As Chairman of the Compensation, Nominating and Governance Committee and Lead Director of the Company, it is your responsibility to ensure that the Company properly disclose Mr. Sugarman's background. Proper disclosures are a key component of the Company's Code of Business Conduct and Ethics, which requires the Company to promote full, fair, accurate, timely and understandable disclosures in documents filed by the Company with the SEC.

While Mr. Sugarman might respond that he was not specifically named as a respondent in the March 2010 SEC order, he was a co-founder, co-owner, partner, member and Chief Compliance Officer at GPS Partners, LLC during the period the violations occurred. That is material information that should be fully disclosed in the Company's SEC filings and on the Company's website.

Please ensure that each member of the Board of Directors is provided a copy of this letter.

I can be reached at 973-539-5400 or by email at rlashley@plcapitalllc.com if you have any questions.

Regards,

Richard Lashley

Richard Lashley, Principal

Attachments.

Form ADV GPS Partners, LLC (3-31-09) Showing S. Sugarman as Co-Owner, Member and CCO Since 2005

FORM ADV
UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION

Primary Business Name: GPS PARTNERS LLC
ADV - Annual Amendment, SCHEDULE A
3/31/2009 1:30:23 PM

CRD Number: 135861
Rev. 02/2005

Form ADV, Schedule A

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer(Chief Compliance Officer is required and cannot be more than one individual), director, and any other individuals with similar status or functions;

   (b) If you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ○ Yes ◉ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%
                          A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.

   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.

   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No., or Employer ID No.
SUGARMAN, STEVEN, ALAN	I	MEMBER/CHIEF COMPLIANCE OFFICER	06/2005	B	Y	N	4749281
MESSING, BRETT, STUART	I	MANAGING MEMBER	06/2005	E	Y	N	2077288
FARRON, JEFFREY, JOHN	I	CHIEF FINANCIAL OFFICER	08/2005	NA	Y	N	5047256

Steven A. Sugarman LinkedIn Page (Nov. 9, 2015) Showing Employment at GPS Partners, LLC from October 2005 to October 2009

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Steven Sugarman 2nd • PREMIUM

President and Chief Executive Officer at Banc of California, Inc.

Irvine, California | Banking

Current: Banc of California, Inc., COR Securities Holdings Inc., COR Capital LLC

Previous: GPS Partners LLC, Lehman Brothers, Sugarman Enterprises, Inc.

Education: Yale Law School

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President and Chief Executive Officer
Banc of California, Inc.
September 2012 – Present (3 years 3 months)

Chief Executive Officer
COR Securities Holdings Inc.
December 2011 – Present (4 years) | Santa Monica, CA

Managing Member
COR Capital LLC
September 2009 – Present (6 years 3 months)

Partner
GPS Partners LLC
October 2005 – October 2009 (4 years 1 month)

Investment Advisor
Lehman Brothers
February 2004 – September 2005 (1 year 8 months)

LEHMAN BROTHERS

CEO/President
Sugarman Enterprises, Inc.
September 2002 – February 2004 (1 year 6 months)

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GPS Partners, LLC March 16, 2010 SEC Order
(https://www.sec.gov/litigation/admin/2010/34-61718.pdf)

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61718 / March 16, 2010

INVESTMENT ADVISERS ACT OF 1940
Release No. 3002 / March 16, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13818

In the Matter of GPS PARTNERS, LLC and BRETT S. MESSING, Respondents.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTIONS 203(e) AND 203(f) OF THE INVESTMENT ADVISERS ACT OF 1940, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act") and Sections 203(e) and 203(f) of the Investment Advisers Act of 1940 ("Advisers Act") against GPS Partners, LLC and Brett S. Messing (collectively "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement (the "Offers") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Sections 203(e) and 203(f) of the Investment Advisers Act of 1940,

Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

Respondents

1. **GPS Partners, LLC ("GPS")** is a Delaware limited liability company with its principal place of business in Santa Monica, California. GPS was registered as an investment adviser with the Commission from June 2005 through November 2009 and advised proprietary hedge funds and other pooled investment vehicles as well as separate account clients. As of August 2007, GPS had approximately $2 billion under management.

2. **Brett S. Messing ("Messing")**, age 45, resides in Los Angeles, California. Messing is GPS' founder, managing partner, chief executive officer, and primary portfolio manager. He owns 85% of GPS. Prior to starting GPS, Messing held various management, advisory, and brokerage positions at several securities firms.

Summary

3. In 2006, GPS and Messing violated the former version of Rule 105 of Regulation M, "Short Selling in Connection with a Public Offering," in five instances, and in 2007 GPS and Messing violated the current version of Rule 105 in one instance. As a result, GPS obtained profits of more than $1.1 million.

Legal Framework

4. In 2006, when GPS participated in five of the transactions at issue, Rule 105 of Regulation M provided, in pertinent part: "In connection with an offering of securities for cash pursuant to a registration statement ... filed under the Securities Act, it shall be unlawful for any person to cover a short sale with offered securities purchased from an underwriter or broker or dealer participating in the offering, if such short sale occurred during the ... period beginning five business days before the pricing of the offered securities and ending with such pricing . . . ." *Final Rule: Short Sales*, Rel. No. 34-50103, 69 Fed. Reg. 48008 (July 28, 2004) (effective Sept. 7, 2004) ("*Former Rule Release*"). This five business day or shorter period is referred to herein as the "restricted period."

5. The Commission adopted Rule 105 in an effort to prevent manipulative short selling prior to a public offering. Rule 105 is prophylactic and prohibits the conduct irrespective of the short seller's intent in effecting the short sale.

---

[1]   The findings herein are made pursuant to Respondents' Offers and are not binding on any other person or entity in this or any other proceeding.

6. The Commission has recognized that violations of Rule 105 could result from sham transactions designed to evade the text of the rule. Interpretative guidance issued by the Commission in 2004 provided that a transaction violates Rule 105 "where the transaction is structured such that there is no legitimate economic purpose or substance to the contemporaneous purchase and sale, no genuine change in beneficial ownership, and/or little or no market risk . . ." *Former Rule Release*. The Commission described one type of sham transaction as occurring when "a trader effects pre-pricing short sales during the Rule 105 restricted period, receives offering shares, sells the offering shares into the open market, and then contemporaneously or nearly contemporaneously purchases an equivalent number of the same class of shares as the offering shares, which are then used to cover the short sales." *Id*.

7. The Commission amended Rule 105 prior to one of the transactions at issue. Effective October 9, 2007, Rule 105 provided, in pertinent part: "In connection with an offering of equity securities for cash pursuant to a registration statement . . . filed under the Securities Act of 1933 ("offered securities"), it shall be unlawful for any person to sell short . . . the security that is the subject of the offering and purchase the offered securities from an underwriter or broker or dealer participating in the offering if such short sale was effected" during the restricted period. 17 C.F.R. § 242.105.

8. One exception to the current version of Rule 105 applies when an equal or greater number of the issuer's shares are purchased after the last restricted short sale is effected but before the follow-on offering (known as the "bona fide purchase" exception). If a bona fide purchase is made, participation in the offering will not violate the rule. *See* 17 C.F.R. § 242.105(b)(1). However, "[p]urchases made during the Rule 105 restricted period but before the last Rule 105 restricted period short sale do not qualify as a bona fide purchase . . . ." *Final Rule: Short Selling in Connection with a Public Offering*, Rel. No. 34-56206, 72 Fed. Reg. 45094 (Aug. 10, 2007).


The Violative Trades


9. During the relevant period, GPS and Messing engaged in transactions prohibited by Rule 105 in connection with purchases of securities in public offerings made by Washington Real Estate Investment Trust ("WRE"), W&T Offshore, Inc. ("WTI"), MCG Capital Corp. ("MCGC"), Luminent Mortgage Capital Inc. ("LUM"), NorthStar Realty Finance Corp. ("NRF"), and Kinder Morgan Energy Partners LP ("KMP"). As portfolio manager, Messing was generally responsible for the trading at GPS, including the trades at issue here.


A.   Sham Transactions Using Market Orders


10. In connection with the WRE and WTI follow-on offerings, GPS executed transactions which lacked economic purpose or substance by contemporaneously entering market orders to sell the offering shares and purchase shares in the open market, which were then used to cover the short positions that had been established during the restricted period. These violations resulted in profits of $121,241.

11. For example, GPS participated in a follow-on offering of WRE on June 1, 2006. The shares were priced after the close of trading on May 31, 2006 at $34.40/share. During the restricted period, GPS established a 55,000 share short position in WRE at $34.90/share.

12. On the morning of June 1, 2006, GPS received a 55,000 share allocation of the WRE offering, resulting in a 55,000 share short position and a 55,000 share long position.

13. Later that morning, through two different brokers, GPS contemporaneously entered a market order at 9:35:52 a.m. to sell the 55,000 offering shares and another market order at 9:36:04 a.m. to buy 55,000 shares to cover the restricted short position. The orders were filled within one minute of each other and at exactly the same price of $34.00/share. This resulted in profits of $29,981.

B. Sham Transactions Using VWAP Algorithms

14. In connection with the MCGC, LUM, and NRF follow-on offerings, GPS executed transactions which lacked economic purpose or substance by contemporaneously entering orders using VWAP algorithms[2] to sell offering shares and purchase shares in the open market, which were then used to cover the short position that had been established during the restricted period. These violations resulted in profits of $73,654.

15. For example, GPS participated in a follow-on offering of MCGC on October 11, 2006. The shares were priced after the close of trading on October 10, 2006 at $15.75/share. During the restricted period, GPS established a 81,500 share short position with three transactions consisting of 50,000 shares at $16.006/share, 5,000 shares at $16.177/share, and 26,500 shares at $16.101/share.

16. On October 11, 2006, GPS received a 200,000 share allocation of the MCGC offering, resulting in a 81,500 share short position and a 200,000 share long position.

17. On October 19, 2006, through two different brokers, GPS contemporaneously entered an order to sell 82,200 offering shares and buy 82,200 shares to cover part of the restricted short position. Both orders were placed using a VWAP algorithm and were executed from 11:05 a.m. to 3:59 p.m. The sale order was executed in 302 fills with an average price of $16.777/share, and the buy order was executed in 525 fills with an average price of $16.786/share – a difference of $0.009. This resulted in profits of $24,140.

C. KMP Follow-On Offering

18. GPS participated in a follow-on offering of KMP on November 30, 2007. The shares were priced prior to the market's opening on November 30, 2007 at $49.34/share. During the restricted period, GPS established a short position of 150,400 shares consisting of 28,000 shares on November 23 at $49.57/share, 10,000 shares on November 26 at $49.26/share, 11,000 shares on November 28 at $50.64/share, and 101,400 shares on November 28 at $50.857/share.

---

[2] "VWAP" refers to volume weighted average price. A VWAP algorithm is a trading strategy that breaks orders into multiple smaller trades that are executed throughout the day with an aim to achieve an overall price close to the VWAP benchmark for that day.

19. On November 27 and 29, 2007, GPS purchased 38,000 and 112,400 shares of KMP, respectively, for a total of 150,400 shares. Neither purchase, however, qualified for the bona fide purchase exception because: (i) the November 27 purchase did not occur after the last restricted short sale, which occurred on November 28, and (ii) the November 29 purchase of 112,400 shares was not equal to or greater than the total number of shares shorted during the restricted period (150,400).

20. On November 30, 2007, GPS received a 1,410,000 share allocation of the KMP offering, which amounted to 23% of the entire offering. As a result, GPS obtained profits of $956,376.

21. As a result of the conduct described above, GPS and Messing willfully[3] committed violations of Rule 105.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondents' Offers.

Accordingly, pursuant to Section 21C of the Exchange Act and Sections 203(e) and 203(f) of the Advisers Act, it is hereby ORDERED that:

A. Respondent GPS shall cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act.

B. Respondent Messing shall cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act.

C. Respondent GPS is censured.

D. Respondent Messing is censured.

E. Respondents shall, jointly and severally, within thirty (30) days of the entry of this Order, pay disgorgement of $1,151,271 and prejudgment interest of $132,900 to the United States Treasury. If timely payment is not made, additional interest shall accrue pursuant to SEC Rule of Practice 600. Payment shall be: (A) made by United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22312; and (D) submitted under cover letter that identifies GPS Partners, LLC and Brett S. Messing as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Andrew G. Petillon,

---

[3]   A willful violation of the securities laws means merely "'that the person charged with the duty knows what he is doing.'" *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "'also be aware that he is violating one of the Rules or Acts.'" *Id.* (quoting *Gearhart & Otis, Inc. v. SEC*, 348 F.2d 798, 803 (D.C. Cir. 1965)).

Associate Regional Director, Division of Enforcement, Securities and Exchange Commission, Los Angeles Regional Office, 5670 Wilshire Blvd., Suite 1100, Los Angeles, California 90036.

F. Respondents shall, jointly and severally, within 30 days of the entry of this Order, pay a civil money penalty in the amount of $575,635 to the United States Treasury. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. 3717. Such payment shall be: (A) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) hand-delivered or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22312; and (D) submitted under cover letter that identifies GPS Partners, LLC and Brett S. Messing as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter and money order or check shall be sent to Andrew G. Petillon, Associate Regional Director, Division of Enforcement, Securities and Exchange Commission, Los Angeles Regional Office, 5670 Wilshire Blvd., Suite 1100, Los Angeles, California 90036.

By the Commission.

Elizabeth M. Murphy
Secretary